SHIN CORPORATION

March 25, 2009

RECEIVED
2009 MAR 30 A 6: 57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing,**

  Subject: Submission of Annual Report for the year 2008 and Invitation Letter for Annual General Meeting of Shareholders for 2009

  Date: March 25, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

[redacted]

09045735

Enclosure

3/31

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. 0107535000257
414 Shinawatra Tower 1, Pahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 Website http://www.shincorp.com

SHIN CORPORATION

Shin Corporation Public Company Limited


Focus shareholder's VALUE

Invitation Letter for Annual General Meeting of Shareholders for 2009

On Friday 10 April 2009 at 10 a.m. at the Auditorium, 9th Floor, Shinawatra Tower 3,

1010 Vibhawadi Rangsit Road, Khwaeng Chatuchak, Khet Chatuchak, Bangkok

CONTENTS

Invitation Letter for the Annual General Meeting of Shareholders for 2009

Supporting documents in relation to the agenda of the meeting

Supporting documents for attending the meeting

The Company has disclosed all the documents pertaining to the shareholders' meeting on its website at: (www.shincorp.com)

For further information, please contact the following departments:

Compliance Department	Legal Department	Company Secretary Department
Tel : 02-299-5226, 5221, 5206	Tel : 02-299-5061, 5225, 5229	Tel : 02-299-5202, 5102, 5072
Fax : 02-299-5252	Fax : 02-299-5252	Fax : 02-299-5140

SHIN CORPORATION

(Translation)

Registration No. 0107535000257

9 March 2009

Subject Invitation to the Annual General Meeting of Shareholders for 2009

To All Shareholders

Notice is hereby given by the Board of Directors (the "Board") of Shin Corporation Plc (the "Company" or "SHIN") that the Annual General Meeting of Shareholders for 2009 shall be held on Friday April 10, 2009, at 10:00 a.m. (registration opens at 8.00 a.m.) at the Auditorium on the 9th floor of Shinawatra Tower 3, 1010 Vibhawadi Rangsit Road, Chatuchak, Bangkok. The agenda is as follows:

Item No. 1 **Matters to be informed**

Item No. 2 **To consider and adopt the Minutes of the Annual General Meeting of Shareholders for 2008, held on April 22, 2008**

Background: The Annual General Meeting of Shareholders for 2008 was held on April 22, 2008 and the minutes were prepared and sent to the Stock Exchange of Thailand within 14 days of the meeting. The details were publicly disclosed on the Company's website (www.shincorp.com) and submitted to the Ministry of Commerce within the time period required by law.

The Board's Opinion: The Board has recommended that the minutes of the Annual General Meeting of Shareholders for 2008 be adopted because they were accurately recorded as shown in *Enclosure 1*.

Item No. 3 **To consider and adopt the Board of Directors' report on the Company's operating results for 2008**

Background: The Company has summarized the operating results for 2008 along with the significant changes that occurred during the year in the Annual Report for 2008.

The Board's Opinion: The Board has agreed to present the report on the Company's operating results for 2008 along with the significant changes that occurred during the year, as shown in *Enclosure 2* (the Annual Report for 2008), to the shareholders' meeting for adoption.

The shareholders' meeting shall pass a resolution to approve the Board of Directors' report on the Company's operating results for 2008 by a majority of the shareholders attending the meeting.

Item No. 4 To consider and approve the balance sheets and income statements for the year ended December 31, 2008

Background: According to *the Public Limited Companies Act B.E 2535*, the company must prepare a balance sheet and statements of income at the end of each fiscal year, which have been audited by an external auditor, and submit these to the shareholders' meeting for approval.

The Audit Committee's Opinion: The Audit Committee has reviewed the balance sheets and statements of income for the year ended December 31, 2008, which have been audited by the external auditor from KPMG Phoomchai Audit Ltd. and recommended that the Board submit these to the shareholders' meeting for approval.

The Board's Opinion: The Board has agreed to present the audited balance sheets and statements of income for the year ended December 31, 2008, which have been reviewed and accepted by the Audit Committee, to the shareholders' meeting for approval. A summary of the Company's significant financial status and operating results is shown in the table below.

Selected Information from the Company's Balance Sheets and Statements of Income

Unit: Baht million

Description	Consolidated Financial Statements		The Company's Financial Statements	
	2008	2007	2008	2007
Total assets	63,255	67,267	14,330	15,203
Total liabilities	16,694	17,545	66	59
Total revenue	15,876	22,829	8,068	8,399
Net profit	5,649	960	7,711	3,087
Earnings per share (baht / share)	1.76	0.30	2.41	0.97

The Company's financial statements are shown in the Annual Report for 2008 (pp. 140–251) (*Enclosure 2*).

The shareholders' meeting shall pass a resolution to approve this matter by a majority of the shareholders attending the meeting.

Item No. 5 To consider and approve the appropriation of the net profit for dividend payments

5.1 Appropriation of the net profit for 2008 as the annual dividend

Background: The Company has a policy to pay a dividend of not less than 40% of net profit after tax based on the Company's separate financial statements, subject to financial needs or unless the payment of dividends would materially affect normal business operations. The details of the Company's dividend payout ratio for 2008 and the two preceding years are shown in the table below.

Details of Dividend Payment	2008*	2007	2006
1. Net profit (million baht)	7,711	3,087	3,296
2. Number of shares as of December 31 (x one million)	3,201	3,197	3,196
3. Dividend per share (baht)	2.40	0.30	2.30
4. Total dividend (million baht)	7,683	960	7,350
5. Ratio of dividend payout to net profit (%)	99.6	31	223

* **Remarks**

i. The Annual General Meeting of Shareholders for 2008 approved the first interim dividend payment on April 22, 2008 from the operating results for the period January 1 – April 10, 2008 at the rate of 1.25 baht per share totaling 4,001 million baht. The dividend was paid on May 12, 2008.

ii. The Board approved the second interim dividend payment on August 14, 2008 from the operation results for the period April 11 – August 13, 2008 at the rate of 1.15 baht per share totaling 3,681 million baht. The dividend was paid on September 11, 2008.

The Board's Opinion: The Board has proposed that the shareholders' meeting approve a total annual dividend of 2.40 baht per share for the year 2008. Since the Company had already paid two interim dividends totaling 2.40 baht per share during the year 2008, the Board has recommended that no additional annual dividend payment be made from the year 2008 results. The details of the interim dividend payment for 2008 are shown in the table below:

No.	Period	Dividend Payment Date	Dividend (baht per share)
1	January 1, 2008 – April 10, 2008	May 12, 2008	1.25
2	April 11, 2008 – August 13, 2008	September 11, 2008	1.15
Total			2.40

However, the Board has agreed to propose that the shareholders' meeting approve the interim dividend payment from the net profits for the period January 1 to April 9, 2009, which will be considered in Item No. 5.2.

The shareholders' meeting shall pass a resolution to approve this matter by a majority of the shareholders attending the meeting.

5.2 Appropriation of the net profit for the period January 1 – April 9, 2009 as the interim dividend

Background: As the Company is a holding company, its major source of income is the dividend payment from its subsidiaries, which is recognized as income when they are approved by those subsidiaries' board or shareholders' meetings. In order to continue regular dividend payments and pass these on to the shareholders, the Company proposed that the interim dividend for the period January 1 to April 9, 2009 be paid out of the dividend to be received from Advanced Info Service Plc ("ADVANC") (SHIN holds 42.67% as at December 31, 2008) since ADVANC's board had passed a

resolution to propose that its shareholders' meeting on April 8, 2009 approve the payment of a dividend at the rate of 3.30 baht per share.

It was estimated that SHIN's net profit for the period January 1 – April 9, 2009 would be 4,111 million baht and the retained earnings 4,476 million baht. The Board has proposed that the interim dividend be appropriated from the estimated retained earnings. The pro forma financial statements (cost method) for the period January 1 – April 9, 2009 are shown in *Enclosure 3*.

The Board's Opinion: As the ADVANC board has passed a resolution to call the shareholders' meeting on April 8, 2009, there will be an item on the agenda to approve a dividend payment of 3.30 baht per share. The Company expects to realize a dividend income from ADVANC of 4,170 million baht (1,263,712,000 shares x 3.30 baht per share). Based on the Company's retained earnings from the estimated earnings during the period January 1 – April 9, 2009 as shown in *Enclosure 3*, the Company would be able to pay an interim dividend.

The Board has therefore proposed that the shareholders' meeting approve an interim dividend of 1.25 baht per share (approximately 4,001 million baht). The remainder of the dividend received from ADVANC will be reserved for working capital. **However, the Company's interim dividend payment in the item 5.2 is subject to the approval of the ADVANC shareholders' meeting, which might change the dividend proposed by ADVANC's board.** After the ADVANC dividend has been approved, the Company will prepare an interim financial statement for the period January 1 – April 9, 2009 (unaudited and unreviewed) for submission to the shareholders' meeting as a supporting document for this item on the agenda.

The closing date of the share registration book to determine the shareholders who are eligible to receive the interim dividend is April 23, 2009. The interim dividend payment will be made on May 6, 2009.

The shareholders' meeting shall pass a resolution to approve these matters by a majority of the shareholders attending the meeting.

Remarks: The Company will pay the interim dividend from the net profits after the deduction of income tax at 30%. Therefore, the tax credit will be 3/7 of the dividend. Individual shareholders will be entitled to a tax credit as stipulated in Article 47 bis of *The Revenue Code.*

Item No. 6 To consider and approve the appointment of the Company's external auditors and fix their remuneration for 2009

Background: According to Section 120 of the *Public Limited Companies Act B.E. 2535*, the appointment of the Company's external auditors and the audit fees must be approved at the annual general meeting of shareholders. In addition, a notification from the Securities and Exchange Commission, which became effective in the accounting year 2006, limits the appointment of individual external auditors (but not the audit firm) at listed companies to no more than five consecutive one-year terms. After five years, the auditors must be rotated although they can be reappointed after a two-year break.

เอกสารแนบ 6
Enclosure 6

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
Shin Corporation Public Company Limited

หนังสือมอบฉันทะแบบ ก.

(แบบทั่วไปซึ่งเป็นแบบที่ง่ายไม่ซับซ้อน)

Proxy Form A

(General Appointment)

SHIN CORPORATION

ปิดอากรแสตมป์ 20 บาท
Duty Stamp 20 Baht

หนังสือมอบฉันทะ (แบบ ก.)
Proxy (Form A)

เลขทะเบียนผู้ถือหุ้น..................................
Shareholder's Registration No.

เขียนที่ ______________________
Written at
วันที่ ______ เดือน __________ พ.ศ. __________
Date Month Year

(1) ข้าพเจ้า ______________________________ สัญชาติ _________
I/We nationality

อยู่บ้านเลขที่ ______________________________
Address

(2) เป็นผู้ถือหุ้นของ**บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน) ("บริษัท")**
being a shareholder of **Shin Corporation Public Company Limited ("Company")**

โดยถือหุ้นจำนวนทั้งสิ้นรวม ____________ หุ้น และออกเสียงลงคะแนนได้เท่ากับ ____________ เสียง ดังนี้
holding the total amount of shares and have the rights to vote equal to votes as follows

☐ หุ้นสามัญ ____________ หุ้น ออกเสียงลงคะแนนได้เท่ากับ ____________ เสียง
ordinary share shares and have the rights to vote equal to votes

☐ หุ้นบุริมสิทธิ ____________ หุ้น ออกเสียงลงคะแนนได้เท่ากับ ____________ เสียง
preference share shares and have the rights to vote equal to votes

(3) ขอมอบฉันทะให้ (ผู้ถือหุ้นสามารถมอบฉันทะให้กรรมการอิสระของบริษัทได้ โดยมีรายละเอียดกรรมการอิสระของบริษัทปรากฏตามสิ่งที่ส่งมาด้วย)
Hereby appoint (shareholder may grant a proxy to a SHIN Independent Director as detailed in the attachment)

☐ 1. ชื่อ ______________________ อายุ ______ ปี อยู่บ้านเลขที่ ______________________
Name age years, residing at
ถนน ______________________ ตำบล/แขวง ______________ อำเภอ/เขต ______________
Road Tambol/Khwaeng Amphur/Khet
จังหวัด ______________ รหัสไปรษณีย์ __________ **หรือ**
Province Postal Code Or

☐ 2. ชื่อ ______________________ อายุ ______ ปี อยู่บ้านเลขที่ ______________________
Name age years, residing at
ถนน ______________________ ตำบล/แขวง ______________ อำเภอ/เขต ______________
Road Tambol/Khwaeng Amphur/Khet
จังหวัด ______________ รหัสไปรษณีย์ __________ **หรือ**
Province Postal Code Or

☐ 3. ชื่อ ______________________ อายุ ______ ปี อยู่บ้านเลขที่ ______________________
Name age years, residing at
ถนน ______________________ ตำบล/แขวง ______________ อำเภอ/เขต ______________
Road Tambol/Khwaeng Amphur/Khet
จังหวัด ______________ รหัสไปรษณีย์ __________
Province Postal Code

คนใดคนหนึ่งเพียงคนเดียวเป็นผู้แทนของข้าพเจ้าเพื่อเข้าร่วมประชุมและออกเสียงลงคะแนนแทนข้าพเจ้าในการประชุมสามัญผู้ถือหุ้นประจำปี 2552 ในวันที่ 10 เมษายน 2552 เวลา 10.00 น. ณ ห้อง Auditorium อาคารชินวัตรทาวเวอร์ 3 ชั้น 9 เลขที่ 1010 ถนนวิภาวดีรังสิต แขวงจตุจักร เขตจตุจักร กรุงเทพมหานคร หรือที่จะพึงเลื่อนไปในวัน เวลา และสถานที่อื่นด้วย

Any one of the above persons as my/our proxy to attend and vote on my/our behalf at the Annual General Meeting of Shareholders for the year 2009 on 10 April 2008 at 10 a.m. at the Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Vibhawadi Rangsit Road, Khwaeng Chatuchak, Khet Chatuchak, Bangkok or such other date, time and place if the meeting is rescheduled.

กิจการใดที่ผู้รับมอบฉันทะกระทำไปในการประชุมนั้น ให้ถือเสมือนว่าข้าพเจ้าได้กระทำเองทุกประการ
Any act performed by the proxy at the meeting will be deemed to have been performed by myself/ourselves in all respects.

ลงนาม/Signed________________________________ผู้มอบฉันทะ/Grantor
( )

ลงนาม/Signed________________________________ผู้รับมอบฉันทะ/Proxy
( )

ลงนาม/Signed________________________________ผู้รับมอบฉันทะ/Proxy
( )

ลงนาม/Signed________________________________ผู้รับมอบฉันทะ/Proxy
( )

<u>หมายเหตุ</u> : ผู้ถือหุ้นที่มอบฉันทะจะต้องมอบฉันทะให้ผู้รับมอบฉันทะเพียงรายเดียวเป็นผู้เข้าประชุมและออกเสียงลงคะแนนไม่สามารถแบ่งแยกจำนวนหุ้นให้ผู้รับมอบฉันทะหลายคนเพื่อแยกลงคะแนนเสียงได้

<u>Note</u> : The shareholder appointing the proxy must authorize only one proxy to attend and vote at the meeting and may not split the number of his or her shares between many proxies in order to split his or her votes.

เอกสารแนบ 6
Enclosure 6

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
Shin Corporation Public Company Limited

หนังสือมอบฉันทะแบบ ข.

(แบบที่กำหนดรายการต่างๆ ที่จะมอบฉันทะที่ละเอียดชัดเจน)

Proxy Form B

(Specific Voting Appointment)

ปิดอากรแสตมป์ 20 บาท
Duty Stamp 20 Baht

SHIN CORPORATION

หนังสือมอบฉันทะ (แบบ ข.)
Proxy (Form B)

เลขทะเบียนผู้ถือหุ้น_____________
Shareholder's Registration No.

เขียนที่ ______________________
Written at
วันที่ ______เดือน __________พ.ศ.____
Date Month Year

(1) ข้าพเจ้า
I/We ____________________________________ สัญชาติ Nationality
อยู่บ้านเลขที่
Address

(2) เป็นผู้ถือหุ้นของ**บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)** ("**บริษัท**")
being a shareholder of **Shin Corporation Public Company Limited** (the "**Company**")

โดยถือหุ้นจำนวนทั้งสิ้นรวม______________ holding the total amount of	หุ้น shares	และออกเสียงลงคะแนนได้เท่ากับ ____________ and have the rights to vote equal to	เสียง ดังนี้ votes as follows:
❑ หุ้นสามัญ______________ ordinary shares	หุ้น shares	ออกเสียงลงคะแนนได้เท่ากับ______________ and have the rights to vote equal to	เสียง votes
❑ หุ้นบุริมสิทธิ______________ preference shares	หุ้น shares	ออกเสียงลงคะแนนได้เท่ากับ______________ and have the rights to vote equal to	เสียง votes

(3) ขอมอบฉันทะให้ (ผู้ถือหุ้นสามารถมอบฉันทะให้กรรมการอิสระของบริษัทได้ โดยมีรายละเอียดกรรมการอิสระของบริษัทปรากฏตามสิ่งที่ส่งมาด้วย)
hereby appoint (shareholder may grant a proxy to a SHIN Independent Director as detailed in the attachment)

❑ 1. ชื่อ ______________________อายุ ________ปี อยู่บ้านเลขที่ ______________________
Name age years, residing at
ถนน______________ตำบล/แขวง ______________อำเภอ/เขต______________________
Road Tambol/Khwaeng Amphur/Khet
จังหวัด ______________ รหัสไปรษณีย์ ____________**หรือ**
Province Postal Code or

❑ 2. ชื่อ ______________________อายุ ________ปี อยู่บ้านเลขที่ ______________________
Name age years, residing at
ถนน______________ตำบล/แขวง ______________อำเภอ/เขต______________________
Road Tambol/Khwaeng Amphur/Khet
จังหวัด ______________ รหัสไปรษณีย์ ____________**หรือ**
Province Postal Code or

❑ 3. ชื่อ ______________________อายุ ________ปี อยู่บ้านเลขที่ ______________________
Name age years, residing at
ถนน______________ตำบล/แขวง ______________อำเภอ/เขต______________________
Road Tambol/Khwaeng Amphur/Khet
จังหวัด ______________ รหัสไปรษณีย์ ____________
Province Postal Code

คนใดคนหนึ่งเพียงคนเดียวเป็นผู้แทนของข้าพเจ้าเพื่อเข้าร่วมประชุมและออกเสียงลงคะแนนแทนข้าพเจ้าในการประชุมสามัญผู้ถือหุ้นประจำปี 2552 ในวันที่ 10 เมษายน 2552 เวลา 10.00 น. ณ ห้อง Auditorium อาคารชินวัตรทาวเวอร์ 3 ชั้น 9 เลขที่ 1010 ถนนวิภาวดีรังสิต แขวงจตุจักร เขตจตุจักร กรุงเทพมหานคร หรือที่จะพึงเลื่อนไปในวัน เวลา และสถานที่อื่นด้วย

Any one of the above persons as my/our proxy to attend and vote on my/our behalf at the Annual General Meeting of Shareholders for the year 2009 on 10 April 2009 at 10 a.m. at the Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Vibhawadi Rangsit Road, Khwaeng Chatuchak, Khet Chatuchak, Bangkok or such other date, time and place if the meeting is rescheduled.

(4) ข้าพเจ้าขอมอบฉันทะให้ผู้รับมอบฉันทะออกเสียงลงคะแนนแทนข้าพเจ้าในการประชุมครั้งนี้ ดังนี้
In this meeting, I/we authorize my/our proxy to vote on my/our behalf as follows:

วาระที่1 เรื่องแจ้งเพื่อทราบ

Item No. 1 Matters to be informed

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated below:

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

วาระที่ 2 พิจารณารับรองรายงานการประชุมสามัญผู้ถือหุ้นประจำปี 2551 ซึ่งประชุมเมื่อวันที่ 22 เมษายน 2551

Item No. 2 To consider and adopt the Minutes of the Annual General Meeting of Shareholders for 2008, held on April 22, 2008

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated below:

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

วาระที่ 3 พิจารณารับรองรายงานของคณะกรรมการบริษัทเกี่ยวกับผลการดำเนินงานของบริษัทประจำปี 2551

Item No. 3 To consider and adopt the Board of Directors' report on the Company's operating results for 2008

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated below:

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

วาระที่ 4 พิจารณาอนุมัติงบดุลและงบกำไรขาดทุน ประจำปี 2551 สิ้นสุดวันที่ 31 ธันวาคม 2551

Item No. 4 To consider and approve the balance sheets and income statements for the year ended December 31, 2008

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated below:

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

วาระที่ 5 พิจารณาอนุมัติจัดสรรกำไรสุทธิเป็นเงินปันผล

Item No. 5 To consider and approve the appropriation of the net profit for dividend payments

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated below:

5.1 **พิจารณาอนุมัติจัดสรรกำไรสุทธิประจำปี 2551 เป็นเงินปันผล**
Appropriation of the net profit for 2008 as the annual dividend

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

5.2 **พิจารณาอนุมัติจัดสรรกำไรสุทธิตั้งแต่วันที่ 1 มกราคม 2552 ถึงวันที่ 9 เมษายน 2552 เป็นเงินปันผลระหว่างกาล**
Appropriation of the net profit for the period January 1, 2009 – April 9, 2009 as the interim dividend

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

วาระที่ 6 **พิจารณาอนุมัติแต่งตั้งผู้สอบบัญชีและกำหนดค่าสอบบัญชีประจำปี 2552**

Item No. 6 **To consider and approve the appointment of the Company's external auditors and fix their remuneration for 2009**

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated below:

6.1 **พิจารณาอนุมัติแต่งตั้งผู้สอบบัญชีของบริษัทประจำปี 2552**
Appointment of the Company's external auditors for 2009

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

6.2 **พิจารณาอนุมัติกำหนดค่าสอบบัญชีประจำปี 2552**
Fixing the remuneration of the Company's external auditors for 2009

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

วาระที่ 7 **พิจารณาอนุมัติเลือกตั้งกรรมการแทนกรรมการที่พ้นจากตำแหน่งตามวาระประจำปี 2552**

Item No. 7 **To consider and approve the appointment of directors to replace those who will retire by rotation in 2009**

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated below:

☐ กรณีการแต่งตั้งกรรมการทั้งชุด
Approve the reappointment of all directors

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

☐ กรณีการแต่งตั้งกรรมการเป็นรายบุคคล ดังนี้
Approve the reappointment of each director listed below:

1. ดร. วิรัช อภิเมธีธำรง
Dr. Virach Aphimeteetamrong

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

2. นายสมประสงค์ บุญยะชัย
Mr. Somprasong Boonyachai

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

3. นายอารักษ์ ชลธาร์นนท์
Mr. Arak Chonlatanon

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

วาระที่ 8 **พิจารณาอนุมัติกำหนดค่าตอบแทนกรรมการประจำปี 2552**

Item No. 8 **To consider and approve the remuneration of the Company' s Board of Directors for 2009**

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated below:

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

วาระที่ 9 **พิจารณาเรื่องอื่น ๆ (ถ้ามี)**

Item No. 9 Others business (if any)

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้

(b) I direct my proxy to cast the vote indicated below:

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

(5) การลงคะแนนเสียงของผู้รับมอบฉันทะในวาระใดที่ไม่เป็นไปตามที่ระบุไว้ในหนังสือมอบฉันทะนี้ให้ถือว่าการลงคะแนนเสียงนั้นไม่ถูกต้องและไม่ใช่เป็นการลงคะแนนเสียงของข้าพเจ้าในฐานะผู้ถือหุ้น

If the proxy vote for any item on this agenda is not in accordance with this form, it shall be considered invalid.

(6) ในกรณีที่ข้าพเจ้าไม่ได้ระบุความประสงค์ในการออกเสียงลงคะแนนในวาระใดไว้ หรือระบุไว้ไม่ชัดเจน หรือในกรณีที่ที่ประชุมมีการพิจารณาหรือลงมติในเรื่องใดนอกเหนือจากเรื่องที่ระบุไว้ข้างต้น รวมถึงกรณีที่มีการแก้ไขเปลี่ยนแปลงหรือเพิ่มเติมข้อเท็จจริงประการใด ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

If I/we have not specified my/our voting intention for any item on this agenda or not specified my/our voting intention clearly or if the meeting considers any additional matters or proposals not listed on the foregoing mentioned agenda including any amendment or addition, the proxy shall have the right to consider these matters and vote on my/our behalf as he/she may deem appropriate in all respects.

กิจการใดที่ผู้รับมอบฉันทะได้กระทำไปในการประชุม เว้นแต่กรณีที่ผู้รับมอบฉันทะไม่ออกเสียงตามที่ข้าพเจ้าระบุในหนังสือมอบฉันทะให้ถือเสมือนว่าข้าพเจ้าได้กระทำเองทุกประการ

Any act performed by the proxy at the meeting will be deemed to have been performed by myself/ourselves in all respects unless the proxy does not vote in accordance with the directions I/we have given on this form.

ลงนาม/Signed________________________ผู้มอบฉันทะ/Grantor
( )

ลงนาม/Signed________________________ผู้รับมอบฉันทะ/Proxy
( )

ลงนาม/Signed________________________ผู้รับมอบฉันทะ/Proxy
( )

ลงนาม/Signed________________________ผู้รับมอบฉันทะ/Proxy
( )

หมายเหตุ/Remarks

1. ผู้ถือหุ้นที่มอบฉันทะจะต้องมอบฉันทะให้ผู้รับมอบฉันทะเพียงรายเดียวเป็นผู้เข้าประชุมและออกเสียงลงคะแนนไม่สามารถแบ่งแยกจำนวนหุ้นให้ผู้รับมอบฉันทะหลายคนเพื่อแยกการลงคะแนนเสียงได้
The shareholder appointing the proxy must authorize only one proxy to attend and vote at the meeting and may not split the number of his or her shares between many proxies in order to split his or her votes.

2. วาระเลือกตั้งกรรมการผู้ถือหุ้นสามารถเลือกตั้งกรรมการทั้งชุดหรือเลือกตั้งกรรมการเป็นรายบุคคลก็ได้
In the item on the election of directors, the proxy must choose either the election of the candidates as a whole or each candidate individually.

3. ในกรณีที่มีวาระที่จะพิจารณาในการประชุมมากกว่าวาระที่ระบุไว้ข้างต้น ผู้มอบฉันทะสามารถระบุเพิ่มเติมได้ในใบประจำต่อแบบหนังสือมอบฉันทะแบบ ข ตามแนบ
If any additional item on the agenda is to be considered, the proxy may vote on such item in Supplemental Proxy Form B as attached.

ใบประจำต่อแบบหนังสือมอบฉันทะ แบบ ข.

Supplemental Proxy Form B

การมอบฉันทะในฐานะเป็นผู้ถือหุ้นของ**บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)**
This supplemental proxy is granted by a shareholder of **Shin Corporation Public Company Limited.**

ในการประชุมสามัญผู้ถือหุ้นประจำปี 2552 ในวันที่ 10 เมษายน 2552 เวลา 10.00 น. ณ ห้อง Auditorium อาคารชินวัตรทาวเวอร์ 3 ชั้น 9 เลขที่ 1010 ถนนวิภาวดีรังสิต แขวงจตุจักร เขตจตุจักร กรุงเทพมหานคร หรือที่จะพึงเลื่อนไปในวัน เวลา และ สถานที่อื่นด้วย

For the Annual General Meeting of Shareholders for 2009 to be held on 10 April 2009 at 10 a.m., at the Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Vibhawadi Rangsit Road, Khwaeng Chatuchak Khet Chatuchak, Bangkok or such other date, time and place if the meeting is rescheduled.

วาระที่ ______ **เรื่อง** ______________________________
Item No. Re:

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated below:
☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

วาระที่ ______ **เรื่อง** ______________________________
Item No. Re:

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated below:
☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

วาระที่ ______ **เรื่อง** ______________________________
Item No. Re:

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated below:
☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

วาระที่ ______ **เรื่อง** ______________________________
Item No. Re:

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated below:
☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

วาระที่ ______ **เรื่อง เลือกตั้งกรรมการ (ต่อ)**

Item No. **Re: To consider and approve the appointment of directors (if any)**

ชื่อกรรมการ

❑ เห็นด้วย Approve ❑ ไม่เห็นด้วย Disapprove ❑ งดออกเสียง Abstain

ชื่อกรรมการ

❑ เห็นด้วย Approve ❑ ไม่เห็นด้วย Disapprove ❑ งดออกเสียง Abstain

ชื่อกรรมการ

❑ เห็นด้วย Approve ❑ ไม่เห็นด้วย Disapprove ❑ งดออกเสียง Abstain

ข้าพเจ้าขอรับรองว่า รายการในใบประจำต่อหนังสือมอบฉันทะถูกต้องบริบูรณ์และเป็นความจริงทุกประการ

I/We certify that the statements in this Supplemental Proxy Form are correct, complete and true in all respects.

ลงชื่อ/ Signed ______________________________ ผู้มอบฉันทะ/ Grantor

( )

วันที่/ Date ______________________________

ลงชื่อ/ Signed ______________________________ ผู้รับมอบฉันทะ/ Proxy

( )

วันที่/ Date ______________________________

ลงชื่อ/ Signed ______________________________ ผู้รับมอบฉันทะ/ Proxy

( )

วันที่/ Date ______________________________

ลงชื่อ/ Signed ______________________________ ผู้รับมอบฉันทะ/ Proxy

( )

วันที่/ Date ______________________________

เอกสารแนบ 6

Enclosure 6

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)

Shin Corporation Public Company Limited

หนังสือมอบฉันทะแบบ ค.

(แบบที่ใช้เฉพาะกรณีผู้ถือหุ้นเป็นผู้ลงทุนต่างประเทศและแต่งตั้งให้คัสโตเดียน (Custodian) ในประเทศไทยเป็นผู้รับฝากและดูแลหุ้น)

Proxy Form C

(Only foreign shareholders as registered in the registration book who have custodian in Thailand)

ปิดอากรแสตมป์ 20 บาท
Duty Stamp 20 Baht

SHIN CORPORATION

หนังสือมอบฉันทะ (แบบ ค.)

ใช้เฉพาะกรณีที่ผู้ถือหุ้นเป็นผู้ลงทุนต่างประเทศและแต่งตั้งให้คัสโตเดียนในประเทศไทยเป็นผู้รับฝากและดูแลหุ้น

Proxy (Form C)

Only foreign shareholders as registered in the registration book who have custodian in Thailand

เลขทะเบียนผู้ถือหุ้น______________
Shareholder's Registration No.

เขียนที่ ______________________
Written at
วันที่ ______เดือน __________พ.ศ.____
Date Month Year

(1) ข้าพเจ้า
I/We
อยู่บ้านเลขที่ สัญชาติ
Address nationality
ในฐานะผู้ประกอบธุรกิจเป็นผู้รับฝากและดูแลหุ้น ให้กับ
As a Custodian for
ซึ่งเป็นผู้ถือหุ้นของบริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน) ("บริษัท")
being a shareholder of **Shin Corporation Public Company Limited (the "Company")**

โดยถือหุ้นจำนวนทั้งสิ้นรวม______________ หุ้น และออกเสียงลงคะแนนได้เท่ากับ ____________ เสียง ดังนี้
holding the total amount of shares and have the rights to vote equal to votes as follows

☐ หุ้นสามัญ______________ หุ้น ออกเสียงลงคะแนนได้เท่ากับ____________ เสียง
ordinary share shares and have the rights to vote equal to votes

☐ หุ้นบุริมสิทธิ______________ หุ้น ออกเสียงลงคะแนนได้เท่ากับ____________ เสียง
preference share shares and have the rights to vote equal to votes

(2) ขอมอบฉันทะให้ (ผู้ถือหุ้นสามารถมอบฉันทะให้กรรมการอิสระของบริษัทได้ โดยมีรายละเอียดกรรมการอิสระของบริษัทปรากฏตามสิ่งที่ส่งมาด้วย)
Hereby appoint (shareholder may grant a proxy to a SHIN Independent Director as detailed in the attachment)

☐ 1. ชื่อ ______________________อายุ _______ปี อยู่บ้านเลขที่ ______________
Name age years, residing at
ถนน____________ตำบล/แขวง ____________อำเภอ/เขต______________
Road Tambol/Khwaeng Amphur/Khet
จังหวัด ____________ รหัสไปรษณีย์ __________**หรือ**
Province Postal Code Or

☐ 2. ชื่อ ______________________อายุ _______ปี อยู่บ้านเลขที่ ______________
Name age years, residing at
ถนน____________ตำบล/แขวง ____________อำเภอ/เขต______________
Road Tambol/Khwaeng Amphur/Khet
จังหวัด ____________ รหัสไปรษณีย์ __________**หรือ**
Province Postal Code Or

☐ 3. ชื่อ ______________________อายุ _______ปี อยู่บ้านเลขที่ ______________
Name age years, residing at
ถนน____________ตำบล/แขวง ____________อำเภอ/เขต______________
Road Tambol/Khwaeng Amphur/Khet
จังหวัด ____________ รหัสไปรษณีย์ __________
Province Postal Code

คนใดคนหนึ่งเพียงคนเดียวเป็นผู้แทนของข้าพเจ้าเพื่อเข้าร่วมประชุมและออกเสียงลงคะแนนแทนข้าพเจ้าในการประชุมสามัญผู้ถือหุ้นประจำปี 2552 ในวันที่ 10 เมษายน 2552 เวลา 10.00 น. ณ ห้อง Auditorium อาคารชินวัตรทาวเวอร์ 3 ชั้น 9 เลขที่ 1010 ถนนวิภาวดีรังสิต แขวงจตุจักร เขตจตุจักร กรุงเทพมหานคร หรือที่จะพึงเลื่อนไปในวัน เวลา และสถานที่อื่นด้วย

Anyone of the above persons as my/our proxy to attend and vote on my/our behalf at the meeting of the Annual General Meeting of Shareholders for the year 2009 on 10 April 2009 at 10 a.m. At the Auditorium, 9th Floor, Shinawatra Tower 3, No. 1010 Vibhawadi Rangsit Road, Khwaeng Chatuchak, Khet Chatuchak, Bangkok or such other date, time and place if the meeting is rescheduled.

(3) ข้าพเจ้าขอมอบฉันทะให้ผู้รับมอบฉันทะออกเสียงลงคะแนนแทนข้าพเจ้าในการประชุมครั้งนี้ ดังนี้
In this meeting, I/we authorize my/our proxy to vote on my/our behalf as follows:

- ☐ มอบฉันทะตามจำนวนหุ้นทั้งหมดที่ถือและมีสิทธิออกเสียงลงคะแนนได้
  The Proxy may authorize for total holding shares and voting right.
- ☐ มอบฉันทะบางส่วน คือ
  The Proxy may authorize for some of total holding shares as follows:

  - ☐ หุ้นสามัญ______________ หุ้น ออกเสียงลงคะแนนได้เท่ากับ______________ เสียง
    ordinary share ______________ shares and have the rights to vote equal to ______________ votes
  - ☐ หุ้นบุริมสิทธิ______________ หุ้น ออกเสียงลงคะแนนได้เท่ากับ______________ เสียง
    preference share ______________ shares and have the rights to vote equal to ______________ votes

  รวมสิทธิออกเสียงลงคะแนนได้ทั้งหมด ______________ เสียง
  Total voting right votes

(4) ข้าพเจ้าขอมอบฉันทะให้ผู้รับมอบฉันทะออกเสียงลงคะแนนแทนข้าพเจ้าในการประชุมครั้งนี้ ดังนี้
In this Meeting, I/we authorize my/our proxy to vote on my/our behalf as follows:

วาระที่1 เรื่องแจ้งเพื่อทราบ
Item No. 1 Matters to be informed

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated as below:

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

วาระที่ 2 พิจารณารับรองรายงานการประชุมสามัญผู้ถือหุ้นประจำปี 2551 ซึ่งประชุมเมื่อวันที่ 22 เมษายน 2551
Item No. 2 To consider and adopt the Minutes of the Annual General Meeting of Shareholders for 2008, held on April 22, 2008

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated as below:

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

วาระที่ 3 พิจารณารับรองรายงานของคณะกรรมการบริษัทเกี่ยวกับผลการดำเนินงานของบริษัทประจำปี 2551
Item No. 3 To consider and adopt the Board of Directors' report on the Company's operating results for 2008

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated as below:

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

วาระที่ 4 พิจารณาอนุมัติงบดุลและงบกำไรขาดทุน ประจำปี 2551 สิ้นสุดวันที่ 31 ธันวาคม 2551
Item No. 4 To consider and approve the balance sheets and income statements for the year ended December 31, 2008

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated as below:

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

วาระที่ 5 **พิจารณาอนุมัติจัดสรรกำไรสุทธิเป็นเงินปันผล**

Item No. 5 **To consider and approve the appropriation of the net profit for dividend payments**

- ☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
  (a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
- ☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
  (b) I direct my proxy to cast the vote indicated as below:

5.1 **พิจารณาอนุมัติจัดสรรกำไรสุทธิประจำปี 2551 เป็นเงินปันผล**

Appropriation of the net profit for 2008 as the annual dividend

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

5.2 **พิจารณาอนุมัติจัดสรรกำไรสุทธิตั้งแต่วันที่ 1 มกราคม 2552 ถึงวันที่ 9 เมษายน 2552 เป็นเงินปันผลระหว่างกาล**

Appropriation of the net profit for the period January 1, 2009 – April 9, 2009 as the interim dividend

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

วาระที่ 6 **พิจารณาอนุมัติแต่งตั้งผู้สอบบัญชีและกำหนดค่าสอบบัญชีประจำปี 2552**

Item No. 6 **To consider and approve the appointment of the Company's external auditors and fix their remuneration for 2009**

- ☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
  (a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
- ☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
  (b) I direct my proxy to cast the vote indicated as below:

6.1 **พิจารณาอนุมัติแต่งตั้งผู้สอบบัญชีของบริษัทประจำปี 2552**

Appointment of the Company's external auditors for 2009

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

6.2 **พิจารณาอนุมัติกำหนดค่าสอบบัญชีประจำปี 2552**

Fixing the remuneration of the Company's external auditors for 2009

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

วาระที่ 7 **พิจารณาอนุมัติเลือกตั้งกรรมการแทนกรรมการที่พ้นจากตำแหน่งตามวาระประจำปี 2552**

Item No. 7 **To consider and approve the appointment of directors to replace those who will retire by rotation in 2009**

- ☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
  (a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
- ☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
  (b) I direct my proxy to cast the vote indicated as below:

☐ กรณีการแต่งตั้งกรรมการทั้งชุด

Approve the appointment of all directors

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

☐ กรณีการแต่งตั้งกรรมการเป็นรายบุคคล ดังนี้
Approve the appointment of certain directors as follows:

1. ดร. วิรัช อภิเมธีธำรง
   Dr. Virach Aphimeteetamrong

   ☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
   Approve votes Disapprove votes Abstain votes

2. นายสมประสงค์ บุญยะชัย
   Mr. Somprasong Boonyachai

   ☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
   Approve votes Disapprove votes Abstain votes

3. นายอารักษ์ ชลธาร์นนท์
Mr. Arak Chonlatanon

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

วาระที่ 8 **พิจารณาอนุมัติกำหนดค่าตอบแทนกรรมการประจำปี 2552**

Item No. 8 **To consider and approve the remuneration of the Company' s Board of Directors for 2009**

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated as below:

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

วาระที่ 9 **พิจารณาเรื่องอื่น ๆ (ถ้ามี)**

Item No. 9 Others business (if any)

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated as below:

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

(5) การลงคะแนนเสียงของผู้รับมอบฉันทะในวาระใดที่ไม่เป็นไปตามที่ระบุไว้ในหนังสือมอบฉันทะนี้ให้ถือว่าการลงคะแนนเสียงนั้นไม่ถูกต้องและไม่ใช่เป็นการลงคะแนนเสียงของข้าพเจ้าในฐานะผู้ถือหุ้น
If the proxy vote for any item on this agenda is not in accordance with this form, it shall be considered invalid.

(6) ในกรณีที่ข้าพเจ้าไม่ได้ระบุความประสงค์ในการออกเสียงลงคะแนนในวาระใดไว้ หรือระบุไว้ไม่ชัดเจน หรือในกรณีที่ที่ประชุมมีการพิจารณาหรือลงมติในเรื่องใดนอกเหนือจากเรื่องที่ระบุไว้ข้างต้น รวมถึงกรณีที่มีการแก้ไขเปลี่ยนแปลงหรือเพิ่มเติมข้อเท็จจริงประการใด ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
If I/we have not specified my/our voting intention for any item on this agenda or not specified my/our voting intention clearly or if the meeting considers any additional matters or proposals not listed on the foregoing mentioned agenda including any amendment or addition, the proxy shall have the right to consider these matters and vote on my/our behalf as he/she may deem appropriate in all respects.

กิจการใดที่ผู้รับมอบฉันทะได้กระทำไปในการประชุม เว้นแต่กรณีที่ผู้รับมอบฉันทะไม่ออกเสียงตามที่ข้าพเจ้าระบุในหนังสือมอบฉันทะให้ถือเสมือนว่าข้าพเจ้าได้กระทำเองทุกประการ

Any act performed by the proxy at the meeting will be deemed to have been performed by myself/ ourselves in all respect unless the proxy does not vote in accordance with the directions I/ we have given on this form.

ลงนาม/Signed______________________________ผู้มอบฉันทะ/Grantor
( )

ลงนาม/Signed______________________________ผู้รับมอบฉันทะ/Proxy
( )

ลงนาม/Signed______________________________ผู้รับมอบฉันทะ/Proxy
( )

ลงนาม/Signed______________________________ผู้รับมอบฉันทะ/Proxy
( )

หมายเหตุ/Remarks

1. หนังสือมอบฉันทะแบบ ค. นี้ใช้เฉพาะกรณีที่ผู้ถือหุ้นที่ปรากฏชื่อในทะเบียนเป็นผู้ลงทุนต่างประเทศและแต่งตั้งให้คัสโตเดียนในประเทศไทยเป็นผู้รับฝากและดูแลหุ้นให้เท่านั้น
   Only foreign shareholders as registered in the registration book who have custodian in Thailand can use the Proxy Form C.

2. หลักฐานที่ต้องแนบพร้อมกับหนังสือมอบฉันทะ คือ
   Evidences to be enclosed with the proxy form are :
   (1) หนังสือมอบอำนาจจากผู้ถือหุ้นให้คัสโตเดียนเป็นผู้ดำเนินการลงนามในหนังสือมอบฉันทะแทน
   Power of Attorney from shareholder authorizing a custodian to sign the proxy form on behalf of the shareholder.
   (2) หนังสือยืนยันว่าผู้ลงนามในหนังสือมอบฉันทะแทนได้รับอนุญาตประกอบธุรกิจคัสโตเดียน
   Letter of certification to certify that the signer in the proxy form has a permit to act as a custodian

3. ผู้ถือหุ้นที่มอบฉันทะจะต้องมอบฉันทะให้ผู้รับมอบฉันทะเพียงรายเดียวเป็นผู้เข้าประชุมและออกเสียงลงคะแนน ไม่สามารถแบ่งแยกจำนวนหุ้นให้ผู้รับมอบฉันทะหลายคนเพื่อแยกการลงคะแนนเสียงได้
   The shareholder appointing the proxy must authorize only one proxy to attend and vote at the meeting and may not split the number of his or her shares between many proxies in order to split his or her votes.

4. วาระเลือกตั้งกรรมการผู้ถือหุ้นสามารถเลือกตั้งกรรมการทั้งชุดหรือเลือกตั้งกรรมการเป็นรายบุคคลก็ได้
   In the item on the election of directors, the proxy must choose either the election of the candidates as a whole or each candidate individually.

5. ในกรณีที่มีวาระที่จะพิจารณาในการประชุมมากกว่าวาระที่ระบุไว้ข้างต้น ผู้มอบฉันทะสามารถระบุเพิ่มเติมได้ในใบประจำต่อแบบหนังสือมอบฉันทะแบบ ค. ตามแนบ
   If any additional item on the agenda is to be considered, the proxy may vote on such item in Supplemental Proxy Form C as attached.

ใบประจำต่อแบบหนังสือมอบฉันทะ แบบ ค.
ใช้เฉพาะกรณีที่ผู้ถือหุ้นเป็นผู้ลงทุนต่างประเทศและแต่งตั้งให้คัสโตเดียนในประเทศไทยเป็นผู้รับฝากและดูแลหุ้น

Supplemental Proxy Form C

Only foreign shareholders as registered in the registration book who have custodian in Thailand

การมอบฉันทะในฐานะเป็นผู้ถือหุ้นของ**บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)**
This supplemental proxy is granted by a shareholder of **Shin Corporation Public Company Limited.**

ในการประชุมสามัญผู้ถือหุ้นประจำปี 2552 ในวันที่ 10 เมษายน 2552 เวลา 10.00 น. ณ ห้อง Auditorium อาคารชินวัตรทาวเวอร์ 3 ชั้น 9 เลขที่ 1010 ถนนวิภาวดีรังสิต แขวงจตุจักร เขตจตุจักร กรุงเทพมหานคร หรือที่จะพึงเลื่อนไปในวัน เวลา และ สถานที่อื่นด้วย

For the Annual General Meeting of Shareholders for 2009 to be held on 10 April 2009 at 10 a.m., at the Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Vibhawadi Rangsit Road, Khwaeng Chatuchak Khet Chatuchak, Bangkok or such other date, time and place if The meeting is rescheduled.

วาระที่ ______ **เรื่อง** ______________________________
Item No. Re:

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated as below:

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

วาระที่ ______ **เรื่อง** ______________________________
Item No. Re:

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated as below:

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

วาระที่ ______ **เรื่อง** ______________________________
Item No. Re:

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated as below:

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

วาระที่ ______ **เรื่อง** ______________________________
Item No. Re:

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated as below:

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

วาระที่ _______ เรื่อง เลือกตั้งกรรมการ (ต่อ)

Item No. Re: To consider and approve the appointment of directors (if any)

ชื่อกรรมการ

☐	เห็นด้วย_______________ Approve	เสียง votes	☐	ไม่เห็นด้วย_______________ Disapprove	เสียง votes	☐	งดออกเสียง_______________ Abstain	เสียง votes

ชื่อกรรมการ

☐	เห็นด้วย_______________ Approve	เสียง votes	☐	ไม่เห็นด้วย_______________ Disapprove	เสียง votes	☐	งดออกเสียง_______________ Abstain	เสียง votes

ชื่อกรรมการ

☐	เห็นด้วย_______________ Approve	เสียง votes	☐	ไม่เห็นด้วย_______________ Disapprove	เสียง votes	☐	งดออกเสียง_______________ Abstain	เสียง votes

ข้าพเจ้าขอรับรองว่า รายการในใบประจำต่อหนังสือมอบฉันทะถูกต้องบริบูรณ์และเป็นความจริงทุกประการ
I/We certify that the statements in this Supplemental Proxy Form are correct, complete and true in all respects.

ลงชื่อ/ Signed ________________________________ ผู้มอบฉันทะ/ Grantor
( )
วันที่/ Date ________________________________

ลงชื่อ/ Signed ________________________________ ผู้รับมอบฉันทะ/ Proxy
( )
วันที่/ Date ________________________________

ลงชื่อ/ Signed ________________________________ ผู้รับมอบฉันทะ/ Proxy
( )
วันที่/ Date ________________________________

ลงชื่อ/ Signed ________________________________ ผู้รับมอบฉันทะ/ Proxy
( )
วันที่/ Date ________________________________

The Audit Committee's Opinion: The Audit Committee recommended the reappointment of auditors from KPMG Phoomchai Audit Ltd. (KPMG) as the Company's external auditors for 2009 for the second consecutive year. KPMG is one of the four leading international audit firms and has high standards and considerable expertise. KPMG's performance in 2008 was satisfactory and the firm has agreed to charge the same fees for 2009. In addition, KPMG and the proposed auditors are independent and have no conflict of interest with the Company, the management, the major shareholders or any related person.

The Board's Opinion: The Board has agreed with the Audit Committee and proposed that the shareholders' meeting approve the reappointment of auditors from KPMG as the Company's external auditors for the year 2009. Each auditor's profile is shown in *Enclosure 4*.

6.1 Appointment of the Company's external auditors for 2009

The following auditors have been proposed for reappointment:

1. Mr. Supot Singhasaneh	CPA (Thailand) No. 2826
2. Mr. Winid Silamongkol	CPA (Thailand) No. 3378
3. Miss Somboon Supasiripinyo	CPA (Thailand) No. 3731
4. Mr. Charoen Phosamritlert	CPA (Thailand) No. 4068

Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG is authorized to delegate another one of its certified public accountants to conduct the audit.

In addition, KPMG has been nominated as the external audit firm for the Company's subsidiaries and associates in 2009.

The shareholders' meeting shall pass a resolution to approve this matter by a majority of the shareholders attending the meeting.

6.2 Fixing the remuneration of the Company's external auditors for 2009

Unit: Baht million

Type of Fee	2009	2008
Audit	2.19	2.19
Other	-	-

The proposed audit fee for 2009 shall not exceed 2.19 million baht (the same as the previous year). The Company does not expect any other significant service fee to be paid to KPMG during 2009.

KPMG and the four auditors mentioned above are completely independent and have no other connection with the Company, its subsidiaries, management, major shareholders and all related persons. During the past year, the Company did not receive any other

services provided by KPMG or its related persons. However, the Company's subsidiary received a financial data review service from KPMG for a fee of 0.08 million baht.

The shareholders' meeting shall pass a resolution to approve this matter by a majority of the shareholders attending the meeting.

Item No. 7 To consider and approve the appointment of directors to replace those who will retire by rotation in 2009

Background: According to the *Public Limited Companies Act B.E. 2535* and Clause 18 in the Company's Articles of Association, one-third of all directors must retire by rotation on the date of the shareholders' meeting each year. The three directors listed below are due to retire by rotation in 2009. There is also one vacant position on the Board.

Name of Director	Position
1. Dr. Virach Aphimeteetamrong	Chairman of the Board of Directors and Independent Director
2. Mr. Somprasong Boonyachai	Authorized Director Chairman of the Executive Committee Member of the Leadership Development and Compensation Committee Member of the Nomination and Governance Committee Member of the Strategic and Organization Review Committee
3. Mr. Arak Chonlatanon	Authorized Director Member of the Executive Committee Member of the Strategic and Organizational Review Committee
4. Position previously held by Mr. Boonklee Plangsiri	Director who resigned on April 1, 2008.

Nomination and Governance Committee's Opinion: The Nomination and Governance Committee, with the exception of one director who had a conflict of interest, has considered the qualifications, knowledge, competency, experience and performance of each director due to retire by rotation and recommended that all three of them be reappointed.

Details of each director's age, percentage of shareholdings, educational background, work experience, board-meeting attendance, and contribution to the Company are provided in *Enclosure 5*. Furthermore, the requirements for the Company's independent directors are stricter than those stipulated in the regulations of the Capital Market

Supervisory Board. The Company's definition of an independent director is shown in *Enclosure 7*.

The Company had informed the last shareholders' meeting that it would search for a new director to replace Mr. Boonklee Plangsiri in order to maintain the current size of the Board at ten members. However, since then the Nomination and Governance Committee has come to the conclusion that the current composition, expertise and size of the Board are adequate for the Company's size and the current business environment. The committee has therefore recommended that the Board reduce its size from ten to nine members.

The Board's Opinion: The Board, with the exception of the directors due to retire by rotation, has agreed with the Nomination and Government Committee and proposed that the shareholders' meeting approve the reappointment of Dr. Virach Aphimeteetamrong, Mr. Somprasong Boonyachai and Mr. Arak Chonlatanon to the same positions for another term of office. The Board has also proposed that the shareholders' meeting approve reducing the number of board members from ten to nine. The directors proposed for reappointment meet all the requirements stipulated in the *Public Limited Companies Act B.E. 2535.*

The reappointment of the Company's directors is determined by a majority of votes in accordance with Article 17 of the Company's Articles of Association.

Item No. 8 To consider and approve the remuneration of the Company's Board of Directors for 2009

Background: According to Clause 16 of the Company's Articles of Association, the Company's directors are eligible to receive remuneration in the form of a monthly retainer, meeting fee, expense allowance and bonus.

The Leadership Development and Compensation Committee's opinion: The Leadership Development and Compensation Committee carefully considers directors' remuneration in a manner equitable with the market and industry standards, and commensurate with each member's responsibility and performance, in order to attract, motivate and retain qualified directors. The committee opined that the remuneration budget for the Board and its committees in 2009 should be set at not more than 18 million baht, a decrease of 2 million baht from 2008. The committee also recommended that the remuneration policy remain unchanged, whereby only the Chairman of the Board, independent directors and non-executive directors are eligible to receive a monthly retainer, meeting fee and bonus. The policy is as follows:

- The Chairman of the Board shall receive a monthly retainer of 300,000 baht and an annual bonus but shall not receive a meeting fee or any other remuneration for the position of chairman or member of a board committee.
- Directors shall receive a monthly retainer of 75,000 baht, an annual bonus and a meeting fee of 25,000 baht for each board or board-committee meeting.
- The Chairman of the Audit Committee shall receive an additional monthly retainer of 25,000 baht and the chairmen of other board committees shall receive an additional monthly retainer of 10,000 baht.

- Executive directors shall not receive any remuneration as members of the Board.

Remuneration Policy Summary for 2009

Position	2009 Remuneration (Baht)		
	Monthly Retainer	Meeting Fee	Bonus
The Board of Directors			
Chairman	300,000	-	✓
Member	75,000	25,000	✓
Audit Committee			
Chairman	25,000	25,000	✓
Member	-	25,000	✓
Other committees			
Chairman	10,000	25,000	✓
Member	-	25,000	✓

The remuneration policy for 2009 remains the same as last year and the Board is authorized to determine the necessary conditions and set out the details as appropriate. The roles, duties and responsibilities of the Board and its committees are shown in the section on the Company's management structure in the Annual Report for 2008 (pp. 54-68), which can be found in *Enclosure 2.*

The Board's Opinion: The Board has agreed with the Leadership Development and Compensation Committee's recommendations and proposed that the shareholders' meeting approve the remuneration policy as stated.

During 2008, the total directors' remuneration was 16.24 million baht. The details are shown in the Annual Report for 2008 (pp. 54-68), which can be found in *Enclosure 2.*

The shareholders' meeting shall pass a resolution to approve this matter by a vote of not less than two-thirds of the shareholders attending the meeting.

Item No. 9 Others business (if any)

The Record Date (to collect the names of shareholders who have the right to attend the meeting as stipulated in Section 225 of the *Securities and Exchange Act B.E. 2535*) will be on Thursday March 19, 2009. The Company's share registration book will be closed on Friday, March 20, 2009.

Any shareholder who wishes to appoint a proxy to attend the shareholders' meeting and vote on his or her behalf must complete either Proxy Form A, B or C which can be found in *Enclosure 6*, or can be downloaded from the Company's website at www.shincorp.com. *(Proxy Form C* is only for foreign investors who have authorized a custodian in Thailand to look after and safeguard their shares.)

A shareholder who is unable to attend the shareholders' meeting can authorize one of the Company's independent directors to attend and vote on his or her behalf. Details of independent directors can be found in *Enclosure 7*. The Company must receive the shareholder's power of attorney by April 8, 2009 by mail addressed to the Company Secretary, Shin Corporation Plc, Shinawatra Tower 1, 414 Phaholyothin Road, Kwaeng Samsennai, Khet Phaya Thai, Bangkok 10400, Thailand.

All shareholders are invited to attend the Annual General Meeting of Shareholders for 2009 on Friday 10 April 2009, at 10:00 a.m. at the Auditorium on the 9th floor of Shinawatra Tower 3, 1010 Vibhawadi Rangsit Road, Chatuchak, Bangkok. Registration will open at 8.00 a.m.

Yours faithfully,

(Mr. Somprasong Boonyachai)
Director
Authorized by the Board of Directors
Shin Corporation Plc

NOTE: All shareholders can access the notice of the Annual General Meeting of Shareholders for 2009 and all related documents at the Company's website (www.shincorp.com) from March 9, 2009 under "Investor Relations" and "Annual General Meeting". If any shareholder has a query about the agenda, he or she can email investor@shincorp.com .

Enclosure 1

A Copy of the Minutes of the Annual General Meeting of Shareholders for 2008, held on 22 April 2008



SHIN CORPORATION

Enclosure 1

Minutes of the Annual General Meeting of Shareholders for 2008

Shin Corporation Plc - Company Registration No. 0107535000257

Date, Time & Place

Held on Tuesday, 22 April 2008 at 2.15 p.m. at the Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Vibhawadi Rangsit Road, Khwaeng Chatuchak, Khet Chatuchak, Bangkok

Closing of share registration book

The Company's share registration book was closed on 1 April 2008 in order to determine the number of shareholders who had the right to attend the meeting and vote. On the closing date, 1,809 shareholders were registered holding a combined total of 3,197,080,245 shares.

Directors present

1. Dr. Virach Aphimeteetamrong	Chairman of the Board of Directors
2. Mr. Somchai Supphatada	Director and Chairman of the Audit Committee
3. Mr. Vithit Leenutapong	Director, Member of the Audit Committee, Member of the Remuneration Committee and Member of the Nomination and Governance Committee
4. Mr. Chalaluck Bunnag	Director and Member of the Audit Committee
5. Mr. Boon Swan Foo	Director, Chairman of the Remuneration Committee and Chairman of the Nomination and Governance Committee
6. Mrs.Thitima Rungkwansiriroj	Director and Member of the Nomination and Governance Committee
7. Mr. Arak Chonlatanon	Director and Member of the Executive Committee
8. Mr. Somprasong Boonyachai	Director, Member of the Remuneration Committee, Member of the Nomination and Governance Committee and Chairman of the Executive Committee

Directors absent

Mr. Surin Upatkoon	Director

Executives present

1. Ms. Nidchanun Santhavesuk	President
2. Mr. Anek Pana-apichon	Vice President - Finance & Accounting

External auditor

Mr. Pisan Boonsirisukapong	CPA (Thailand) No. 5216 from PricewaterhouseCoopers ABAS Ltd.

External lawyer present to observe the voting procedures

Ms. Yaowarote Klinboon from White&Case (Thailand) Ltd.

Preliminary notification

1. The ballot cards distributed to shareholders and proxies at the registration desk.
2. The meeting agreed and acknowledged that the agenda will be proposed by Chairman item by item as specified in the invitation letter and the Chairman will propose the information of each item and ask the shareholders to raise the question before cast a vote and shareholders or their proxies who would like to express their opinion please raise their hands. In case of proxy, each a proxy had to inform name of the shareholder who appointed him or her before expression of his or her opinion or casting vote in the meeting.
3. Each shareholder had one vote for each share held.
4. Casting vote method was based on one share have one vote. The meeting agreed that the shareholders who would like to vote disapprove or abstain from voting on any item should mark on disapprove or abstain and sign on it then the ballots were collected by the Company' s officers for each item and the Company will calculate the approval votes by deducting the votes for disapprove and abstain from the total eligible votes in the meeting. If there was no any objection or other comments from shareholders, it deemed that the meeting agreed on it.
5. According to the AGM guidelines for good governance, on the item no. 7, the Company' s officers collected all ballots from the shareholders (whether it specifies approve, disapprove or abstain) to calculate the votes. All ballots were collected by the Company's officers in order to conclude the resolution. The shareholders who already indicated their vote in the proxy form, the proxy did not receive the ballot upon registration and the resolution was based on their vote as indicated in the proxy form.
6. The meeting agreed that the resolution of each item will show on the screen and the shareholders have to clearly mark on the decided vote otherwise it shall be deemed void.

The officer informed the shareholders that there were 89 shareholders present in person and by proxy representing 3,106,460,943 shares or 97.17% of total issued shares of the Company (3,197,080,245) and such proxy included 14 shareholders who attended by proxy to independent director of the Company representing 3,088,293,245 shares or 96.60 % of total issued shares of the Company . The Company's officer stated that the total number of shareholders and proxies present represented no less than one-third of the total issued shares, thereby constituting a quorum according to the Company' s Articles of Association.

Dr. Virach Aphimetheetamrong, the Chairman of the meeting, declared the meeting duly convened.

Item No. 1 Matters to be informed

The Chairman announced that Mr. Boonklee Plangsiri had resigned from his position as a director of the Company, effective April 1, 2008. In accordance with Article 21 of the Company' s Articles of Association, which states that the board of directors is entitled to appoint an appropriate replacement for a director who has resigned, the Nomination and Governance Committee will search for a suitable candidate for approval at the next board meeting. When a new director has been appointed, there will be ten board members as before.

The Chairman asked the meeting if there were any questions.

The shareholders acknowledged the matters as informed without query.

Item No. 2 To consider and adopt the Minutes of the Annual General Meeting of Shareholders for 2007, held on April 25, 2007

The Chairman proposed that the shareholders adopt the Minutes of the Annual General Meeting of Shareholders for 2007, held on April 25, 2007, as recommended by the Board. The minutes had been prepared and sent to the Stock Exchange of Thailand within 14 days from the date of the meeting, publicly disclosed on the Company's website (www.shincorp.com) and submitted to the Ministry of Commerce within the period required by law. As the minute had been correctly recorded, then the Chairman asked the shareholders to consider all 17 pages of the minutes one by one as shown in Enclosure I.

The Chairman asked the meeting if there were any questions. The shareholders acknowledged the minutes as presented without query.

The officer informed the meeting that anyone who disagree with the minutes or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted. Without such intention, the resolution will be calculated based on the registered voting.

<u>Resolution</u> The shareholders adopted the Minutes of the Annual General Meeting of Shareholders for 2007, held on April 25, 2007, by a vote of 3,106,464,446 shares or 100% of the shareholders who

attended the meeting and were eligible to cast their votes. There were no objections or abstentions.

Item No. 3 To consider and adopt the Board of Directors' report on the Company's operating results for 2007

Mr. Somprasong Boonyachai, Chairman of the Executive Committee, summarized the Company's operating results for 2007 along with the significant changes that had occurred during the year and the Company's financial statement for 2007. The details were provided in the Annual Report for 2007 as shown in Enclosure 2.

Major changes in 2007

The Company focused on the core business of telecommunications and media and disposed of its non-core businesses as follows:

1. Disposal of Asia Aviation Co., Ltd.
   In June, SHIN sold shares of Asia Aviation Co., Ltd (which holds 50% of Thai AirAsia) for 472 million baht.
2. Disposal of Capital OK Co., Ltd.
   In December, SHIN sold shares of Capital OK Co., Ltd. to ACAP Advisory Plc. and ORIX Corporation Ltd. for a total of 1,000 million baht including the repayment of outstanding loans. There has been no loss contribution from Capital OK since then.
3. Thaicom Plc. (formerly known as "Shin Satellite Plc.") sold its 49% stake in Shenington Investments Pte Ltd. to its strategic partner Asia Mobile Holdings Pte Ltd. for 200 million US dollars. The purpose of this sale was to strengthen Thaicom's capital structure and part of the proceeds was used for loan repayment, which improved Thaicom' s debt / equity ratio from 1.42x at the end of 2006 to 0.8x at the end of 2007.
4. In July 2007, SHIN implemented a succession plan and announced its policy of conducting business in accordance with all related laws and regulations, independent of political involvement, committed to good corporate governance practices, fair treatment, transparency, and a system of checks and balances. At the same time, the Company aims to deliver the highest quality of service possible to its customers and both institutional and retail investors.

Key events in 2007

1. On March 7, 2007, ITV's concession was revoked by the Office of the Permanent Secretary of the Prime Minister Office (PMO) and the business had to cease operating. The key issues involving the Company are as follows:

- There was no impact on the Company's stand-alone financial statement as the full amount of the impairment loss on the investment in ITV was recognized in 2006 while the impairment loss on a concession asset was recorded as 1,962 million baht in 2007.
- The accrued interest on the unpaid concession fee was recorded on the consolidated financial statement at 15% p.a. (an estimated 430 million baht per year).
- SHIN's liability as a shareholder was limited to the value of its paid-up shares as ITV is a listed company.

2. Social contribution was a crucial commitment the Company has continually made as evidenced by a wide array of social activities. The Company committed to making an ongoing contribution to society as evidenced by the following array of social activities:
   - "Camp Sanook Kid with Shin Corp" organized activities that encourage learning, imagination and creative thinking among young people throughout the past seven years. In the eighth year, the new program "Self-sufficient Youth; Self-sufficient Schools" applied His Majesty the King's "Sufficiency Economy".
   - The "Thai Literature Conservation Contest" to promote the appreciation and preservation of the Thai identity. The project welcomed students from junior high school to undergraduate level and invited them to select their favorite literature and portray their imagination in a drawing contest which was judged by specialized committees headed by well-known public figures such as Mr. Chalermchai Kositpipat and Mr. Sathienpong Wannapok as a member of the Royal Institute which continue in 2008
   - The "80th Birthday Celebration of His Majesty the King by Shin Corporation in the reforestation campaign to reduce global warming" from 2008-2012. In 2008, members of the public were invited to plant trees at three Royal Development Study Centers in the following locations:
     - Kung Krabaen Bay, Auphur Thamai, Chantaburi
     - Khaohinsorn, Auphur Phanomsarakham, Chachoengsao
     - Huay Sai, Auphur Cha am, Phetchaburi

Operating results for 2007

2007 Financial Statement (cost method)

- **Statement of Income** The Company had total revenue of Baht 8,399 million, mostly from dividend income of Baht 8,078 million. The loss of investment in ITV was not realized on the financial statement for 2007 due to the impairment realization of Baht 3,297 million in

2006. The Company had operating costs and others expenses amounted to Baht 370 million and the realized loss investment in Capital OK was Baht 4,941 million., then total operating costs and expenses was Baht 5,311 million

Therefore, the Company's earnings before interest and tax in 2007 was Baht 3,089 million (decimal point rounded up) and the net profit was Baht 3,087 million.

- **Balance Sheet** The Company had total assets in 2007 of Baht15,203 million, a slight decrease from 2006, along with Baht 2,575 million in cash and cash equivalents. The investment in subsidiaries, affiliates and joint ventures was Baht 12,541 million, a drop from 2006 due to the divestment of Capital OK and Asia Aviation. The Company's liabilities were Baht 59 million at the end of 2007, a huge decrease from Baht 658 million at the end of 2006, as a result of full repayment of loan. For shareholders' equity had capital, capital surplus and others of Baht 13,847 million and retained earning at the end of 2007 of Baht 1,297 million.

2007 Financial Statement (Consolidated)

- **Statement of Income** The Company had revenue from sale of goods and services of Baht 10,359 million derived from sale of investment at Baht 4,155 million, profit sharing from investment of Baht 7,020 million. The Company had the total revenue of Baht 22,829 million. The revenue from sale of goods and services decrease from 2006 as a result of ITV' s quit broadcasting in March and credit reduction of Capital OK together with a half year revenue from Thai AirAsia. The Company had earning before interest and tax of Baht 5,983 million and the net profit of Baht 960 million.
- **Balance Sheet** The Company had total asset of Baht 67,267 million. Loan receivable and accrued interest receivable of Capital OK decreasing from 2006 as a result of disposal investment of Capital OK in 2007. Building and equipment under concession agreement comparing to last year was decreased as a result of depreciation and impairment of assets of ITV. Short term loan and long term loan which will become due within 1 year decrease from Baht 12,457 million to Baht 1,618 million and long term loan decrease from Baht 14,109 million to Baht 8,454 million as a result of loan repayment of Thaicom and no more loan engaged by Capital OK after disposal of investment of Capital OK . The Company had total liabilities at the end of 2007 of Baht 17,545 million, decrease from last year.
- **Net Profit from each business for 2007,** Those derived from: loss from Shin Corporation Public Company Limited amounting to Baht 322 million; profit from Advanced Info Service Public Company Limited amounting to Baht 6,893 million; loss from Thaicom Public Company Limited (formerly name "Shin Satellite Public Company Limited") amounting to

Baht 34 million; loss from ITV Public Limited Company amounting to Baht 502 million; loss from Capital OK Co., Ltd. amounting to Baht 3,034 million; and loss from Thai AirAsia Co., Ltd. amounting to Baht 9 million, so these effect to the Company to have income before deduction of loss and depreciation in an amount of Baht 3,029 million After deduction loss and depreciation for 2007, the Company has net profit in accordance with the consolidated financial statement in an amount of Baht 960 million.

Summary of the Company's subsidiaries' and affiliates' business operations in 2007

1. Advanced Info Service Plc. (AIS) and its subsidiaries

Consolidated (Btm)	2007	2006	% Change
Revenue from sales and services	108,454	91,428	19%
Operating profit	24,930	24,052	4%
Net profit	16,290	16,256	0%
Total assets	128,942	134,301	-4%
Total liabilities	53,481	56,702	-6%
Total equity	75,461	77,599	-3%

- There were 24.1 million subscribers at the end of 2007, an increase of 4.6 million or 23% from 2006, accounting for around 45.7% of the market share and 51% of the total market revenue.
- Consolidated total revenue increased by Baht 17,026 million or 19% from 2006 as a result of Interconnection Charge (IC) revenue of Baht 16,530 million and subscriber base expansion despite the lower Average Revenue per Unit (ARPU).
- In 2007, the net profit was Baht16,290 million, a slight increase of Baht 34 million from 2006.

2. Thaicom Plc. (formerly "Shin Satellite Plc.") and subsidiaries

Consolidated (Btm)	2007	2006	% Change
Revenue from sales and services	6,435	6,846	-6%
Operating loss	-560	-330	70%
Net profit	3,040	-46	6,708%
Total assets	30,101	32,834	-8%
Total liabilities	13,417	19,256	-30%
Total equity	16,684	13,578	23%

- Revenue from sales and service decreased by 6% from 2006 due to the reduction in IPSTAR user terminal sales from 39,929 units in 2006 to 38,011 units in 2007. In addition, service revenue from the leasing satellite transponder was also affected by appreciation of the baht. Despite SATTEL's stake in SHENINGTON had reduced to 51% after the sales of SHENINGTON shares, the revenue from telephone service contributed by SHENINGTON was slightly impacted due to contributed from both LAOs and Cambodia business units which remain strong with revenue growth of about 18% YoY.
- Net profit was Baht 3,040 million, in which its gain part comprising Baht 3,164 million was the gain on sales of investment (net tax) and another Baht 737 million was the gain on exchange (net tax).

All the details of the operating results for 2007 were published in the Company's Annual Report for 2007, which had been sent to all shareholders with the notice of this meeting.

The shareholders were asked to consider and adopt this item on the agenda.

The Chairman asked the meeting if there were any questions. Three people raised the following questions:

Shareholder (Mr. Phuwanat Na Songkhla, a proxy from the Thai Investors Association)

According to the report on the disposal of Capital OK, the Company received Baht 1,000 millionbut previous information that the Thai Investors Association received from the investors stated that the Company sold Capital OK for only 290 million baht, from a total investment of Baht 7,166 million , and the purchasers estimated the fair value at Baht 630 million . Does that mean the Company made a loss of Baht 340 million compared to the fair value? The information disclosed to the public stated that the Company received Baht 1,000 million from the disposal of Capital OK, so please could you tell us why the information is different?

Ms.Nidchanun Santhavesuk President of SHIN

The Company notified the Stock Exchange of Thailand (SET) that it had received Baht 1,000 million from the disposal of Capital OK, comprising Baht 290 million from the sale of shares and Baht 700 million from the repayment of an outstanding loan, which was the condition for the sale, The Company made a loss of Baht 1,300 million from its investment in Capital OK compared with the book value, which was Baht 1,600 million at the time of

disposal, Despite many capital injections from the major shareholders, Capital OK still made a loss from operations because it was unable to reach break-even point. The Company lost around Baht 1,378 million by selling Capital OK for only Baht 290 million and the details were specified in the notification letter to the SET. The decision to dispose of this asset was based on the financial situation, political circumstances, and the changes in the rules and regulations since this business began, which have had an impact on its operations. Actually, the Company had started to consider disposing of this asset in the third quarter of 2006 before the coup, and the divestment process took one year with three rounds of bidding to ensure that we made a reasonable decision.

Shareholder (Mr. Phuwanat Na Songkhla, a proxy from the Thai Investors Association)

The above answer is clear and can explain all doubts, so there is no further question on the disposal of Capital OK .

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the vote counted. Without such intention, the resolution will be calculated based on the registered voting.

Resolution The Shareholders approved the Board of Directors' report on the Company's operating results for 2007 by a vote of 3,106,464,807 shares or 100% of the shareholders who attended the meeting and were eligible to cast their votes. There were no objections or abstentions.

Item No. 4 To consider and approve the Balance Sheet and Income Statements for the year ended December 31, 2007

Mr. Somprasong Boonyachai, Chairman of the Executive Committee, proposed the Balance Sheet and Income Statements for the year ended December 31, 2007 as presented in Item No.3 for the shareholders' approval. In order to comply with the *Public Company Act B.E. 2535*, the balance sheet and income statements had been approved by the Audit Committee and examined by Mr. Suchart Luengsuraswat (CPA [Thailand] No. 2807), the auditor of PricewaterhouseCoopers ABAS Co, Ltd. on February 25, 2008. All the details were shown in the Company's Annual Report for 2007 (page 106 -195), which can be found in Enclosure 2.

The Chairman asked the meeting if there were any questions. The shareholders acknowledged the minutes as presented without query.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted. Without such intention, the resolution will be calculated based on the registered voting.

Resolution The Shareholders approved the Balance Sheet and Income Statements for the year ended December 31, 2007 by a vote of 3,106,464,807 shares or 100% of the shareholders who attends the meeting and were eligible to cast their votes. There were no objections or abstentions.

Item No. 5 To consider and approve the appropriation of the net profit for dividend payments

Mr. Somprasong Boonyachai, Chairman of the Executive Committee, informed the shareholders about the details of the dividend payment for 2007 in agenda Item No. 5.1 and 5.2, which were in accordance with the Company's policy to pay a dividend of not less than 40 percent of its net profit if there is no necessary reason not to and this payment will not have any critical impact on the Company's business. The Company proposed to the meeting to consider and approve dividend payment as detailed below:

5.1 The Board had deemed it appropriate to distribute a dividend for 2007 at 0.30 baht per share, totaling Baht 960 million , as detailed below:

Retained Earnings 2007 (the Company's stand-alone financial statement) and

Dividend payments for 2007

	Btm		
R/E at 31 December 2006 – Equity method	24,363		
Retroactive adjustment from changing of Equity Method to Cost Method	(22,957)		
R/E at 31 December 2006 – Cost Method	**1,407**		No 1H07
Dividend for 2H06 paid in May 2007@Bt 1.00 per share	(3,196)		dividend paid
Net profit for Jan 07 – Dec 07	1,390		due to Retained
Retained loss at 30 June 2007	**(400)**	⇨	loss status
Net profit for Jul 07 – Dec 07	1,696		
Retained earnings at 31 December 2007	**1,297**		

⇩

Proposed dividend for 2007 : Baht 0.30 / share, totaling Baht 960 million

Cash on hand and in the bank account as at 31 December 2007: Baht 2,575 million

5.2 The Board proposed an interim dividend, as paid in the previous year, in line with the Company's policy to distribute a dividend when it records a dividend income from its investments. On April 10, 2008, the Annual General Meeting of shareholders at ADVANC passed a resolution to pay a dividend of 3.30 baht per share and the Company received a total amount of Baht 4,170 million on that date (SHIN holds a 42.71% stake). This dividend was recorded in the interim financial statement for the period Jan 1 – April 10, 2008, which had not yet been audited or reviewed by the external auditor. The details, which are shown below, had been sent to all shareholders before the meeting.

Unit : Baht million

	(Unaudited & Unreviewed)	
	Actual	Pro forma*
Statement of Income		
Revenues		
Dividend income	4,170	4,170
Other income	20	24
Total revenues	4,190	4,194
Selling & admin and impairment loss on investment	146	187
Net profit for the period	4,044	4,007
Earnings per share (Baht)	1.26	1.25

	Actual	Pro forma*
Balance Sheet		
Assets		
Cash and cash equivalents	2,552	2,422
Accrued dividend income	4,170	4,170
Investments in subsidiaries, associates & JV	12,504	12,504
Other assets	104	113
Total assets	19,330	19,210
Liabilities and shareholders' equity		
Total liabilities	91	59
Shareholders' equity		
Share capital	3,201	3,197
Premium on share capital	10,197	10,150
Retained earnings		
Legal reserve	500	500
Retained earnings - Unappropriated	5,341	5,304
Total shareholders' equity	19,239	19,151
Total liabilities and shareholders' equity	19,330	19,210

Note * Pro forma is included in enclosure 3 of the invitation letter of 2008 Annual General Meeting of Shareholders

The Company's financial statement by the cost method for the period January 1 – April 10, 2008 showed a net profit of Baht 4,044 million and retained earnings of Bath 5,341 million before distribution of the dividend for 2007. The retained earnings after distribution of the dividend for 2007 made it possible to pay an interim dividend for the period January 1 – April 10, 2008.

The Board had agreed to propose an interim dividend for 2008 of 1.25 baht per share, totaling of Baht 4,001 million, and reserve the remaining amount for working capital. The details of the proposed dividend payment were as follows:

1. Annual dividend for 2007	1 Jan – 31 Dec 2007	Bt 0.30 / share	Total payout is Baht 960 million
2. Interim dividend for 2008	1 Jan – 10 Apr 2008	Bt1.25 / share	Total payout is Baht 4,001 million
Total		Bt1.55/ share	Total payout is Baht 4,961 million

The dividend payment was in accordance with the Company's Articles of Association. The closing date of the share registration book to determine which shareholders are eligible to receive the dividends listed in Items 5.1 and 5.2 is April 29, 2008 at noon. Both dividends will be paid on May 12, 2008.

After the detailed had been explained, the shareholders were then asked to consider and adopt the following matters:

5.1 **To consider and approve the appropriation of the net profit for 2007 as the annual dividend for 2007**

The Chairman asked the meeting if there were any questions. Two people raised the following questions:

Shareholder (Mr. Phuwanat Na Songkhla, a proxy from the Thai Investors Association)	The investors are concerned about the dividend payment from ADVANC that will be used for the dividend distribution. Has the Company already received the amount of Baht 4,170 million?
Mr. Somprasong Boonyachai, Chairman of the Executive Committee	The Company has not yet received this amount but the ADVANC's AGM for 2008 passed a resolution to pay this dividend and the Company deems this as definite income, not expected income, so it realized this as revenue on the date of resolution of ADVANC's AGM 2008. Right now, the cheque is in the process of being issued.
Shareholder (Mr. Supoj Ueachailertkul)	Is the tax credit rate for this dividend payment 30%? And the next declaration of the Company's dividend should specify the source of income and tax credit rate because many of the shareholders need to use their dividend income for tax credits.

Mr. Anek Pana-apichon
Vice President - Finance & Accounting

The tax credit rate of this dividend payment is 30% and the Company will specify the tax credit rate for the investors at the next declaration of dividend payments.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted. Without such intention, the resolution will be calculated based on the registered voting

Resolution The Shareholders approved appropriation of the net profit for 2007 as the annual dividend for 2007 by a vote of 3,106,464,807 shares or 100% of the shareholders who attends the meeting and were eligible to cast their votes. There were no objections or abstentions

5.2 **To consider and approve the appropriation of the net profit for the period Jan 1 – Apr 10, 2008 as the interim dividend payment**

The Chairman asked the meeting if there were any questions. The shareholders acknowledged the minutes as presented without query.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted. Without such intention, the resolution will be calculated based on the registered voting

Resolution The Shareholders approved appropriation of the net profit for the period Jan 1 – Apr 10, 2008 as the interim dividend payment by a vote of 3,106,464,807 shares or 100% of the shareholders who attends the meeting and were eligible to cast their votes. There were no objections or abstentions

Item No. 6 **To consider and approve the appointment of the Company's external auditors and to fix their remuneration for 2008**

Mr. Somchai Supphatada, Chairman of the Audit Committee, informed the shareholders that according to Section 120 of the *Public Limited Companies Act B.E. 2535*, the appointment of the Company's external auditors and their audit fee must be approved at the Annual General Meeting. Mr. Somchai Supphatada, proposed to the meeting for approval in item 6.1 – Appointment of Auditor of the Company for 2008, and item 6.2 – Auditor Remuneration for 2008.

The Board of Directors had agreed with the Audit Committee to propose the appointment of KPMG Phoomchai Co., Ltd., (KPMG) one of four international leading audit firms, as the Company's new

external auditors for 2008 in place of PricewaterhouseCoopers ABAS Co., Ltd., which had been the Company's auditor for nine years since 1999. The audit fee for year 2008 is not higher than the previous year. The name list of auditors is as follows:

1. Mr. Supot Singhasaneh — CPA (Thailand) No. 2826
2. Mr. Winid Silamongkol — CPA (Thailand) No. 3378
3. Miss Somboon Supasiripinyo — CPA (Thailand) No. 3731
4. Mr. Charoen Phosamritlert — CPA (Thailand) No. 4068

Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG can delegate another one of its certified public accountants to conduct the audit. KPMG has been appointed as the external auditor of the Company's subsidiaries and associates for year 2008. The four auditors mentioned above are completely independent from the Company, its subsidiaries, management, major shareholders and all related persons.

The audit fee for 2008 should be fixed at a total amount not exceeding 2,190,000 baht. The audit fee for 2007 were limited to 2,360,000 baht. The Company expects that there will be no other significant fees for 2008. In 2007, the Company paid other fees at 440,000 baht, in addition to the audit fee, to PricewaterhouseCoopers ABAS for tax consultation and review of financial data

Baht Million

Audit fee and other fees	2008	2007
Audit fee	2.19	2.36
Other fees	-	0.44

The shareholders were then asked to consider and adopt the following matters:

6.1 **To consider and approve the appointment of the Company's external auditors for 2008**

The Chairman asked the meeting if there were any questions. The shareholders acknowledged the minutes as presented without query.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted. Without such intention, the resolution will be calculated based on the registered voting

Resolution The shareholders approved the appointment of the Company's external auditors for 2008, by a vote of 3,106,464,807 shares or 100% of the shareholders who attends the meeting and were eligible to cast their votes. There were no objections or abstentions.

6.2 **To consider and approve the remuneration of the Company's external auditors for 2008**

The Chairman asked the meeting if there were any questions. The shareholders acknowledged the minutes as presented without query.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted. Without such intention, the resolution will be calculated based on the registered voting

Resolution The shareholders approved the remuneration of the Company's external auditors for 2008, by a vote of 3,106,464,807 shares or 100% of the shareholders who attends the meeting and were eligible to cast their votes. There were no objections or abstentions.

Item No. 7 **To consider and approve the appointment of directors to replace those who will retire by rotation in 2008**

In order to ensure transparency in the voting procedure, the Chairman informed the shareholders that Mr. Vithit Leenutapong, Mr. Somchai Supphatada and Mr. Chalaluck Bunnag were directly involved with this item on the agenda, so all three of them temporarily left the meeting room until this matter had been considered and resolved.

According to Section 18 of the Company's Articles of Association, at every annual general meeting of shareholders, one-third of the Board of Directors, namely those people who have been in office the longest, must be retired by rotation. However, the retiring directors are eligible for re-election. The following directors had to retire by rotation in 2008:

1. Mr. Vithit Leenutapong	- Independent Director - Member of the Audit Committee - Member of the Remuneration Committee - Member of the Nomination & Governance Committee

2. Mr. Somchai Supphatada	- Independent Director
	- Chairman of the Audit Committee
3. Mr. Chalaluck Bunnag	- Independent Director
	- Member of the Audit Committee

The Board, with the exception of the directors concerned, agreed to re-elect all three directors who were due to retire by rotation, as proposed by the Nomination and Governance Committee. The Board's decision was based on the fact that these directors had the necessary qualifications for their positions as well as experience of the Company's business.

Each director's personal details including age, percentage of shareholding, educational background, work experience, Board of Directors' meeting attendance record, and contributions to the Company had been sent to the shareholders before the meeting and can be found in Enclosure 4. The Company specifies qualifications for an independent director higher than those required by the Stock Exchange of Thailand (SET) and the Securities Exchange Commission (SEC) regulations in respect of limitation of shareholding which shall not exceed 0.5 % as shown in Enclosure 6.

The election of the Company's directors is determined by a majority of votes in accordance with Article 17 of the Company's Articles of Association.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted. Without such intention, the resolution will be calculated based on the registered voting

The Chairman asked the meeting to consider and approve the re-election of directors who were due to retire by rotation in 2008 as follows:

1. The Shareholders were then asked to re-elect Mr. Vithit Leenutapong as a director of the Company.

The Chairman asked the shareholders if they had any questions about the re-election. One person gave the following opinion:

Shareholder (Mr. Supoj Ueachailertkul) — This item was proceed in accordance with the procedure which is the ballot was collected on the vote of each director and for time saving of vote counting, the Chairman should go ahead with the next item. The result of the votes will announce to the shareholders when finish counting of vote.

The Chairman — Agreed and proceeded with the shareholders' opinion

Resolution The Shareholders approved, by votes o f 3,106,463,107 shares or 100% of the shareholders who attended the meeting and cast their votes, to re-elect Mr. Vithit Leenutapong as a director of the Company. There were 1,500 shares which can not be calculated into percentage vote against and there were 200 shares which can not be calculated into percentage abstained from voting.

2. The shareholders were then asked to re-elect Mr. Somchai Supphatada as a director of the Company.

The Chairman asked the meeting if there were any questions. The shareholders acknowledged the minutes as presented without query.

Resolution The Shareholders approved, by votes o f 3,106,463,107 shares or 100% of the shareholders who attended the meeting and cast their votes, to re-elect Mr. Somchai Supphatada as a director of the Company. There were 1,500 shares which can not be calculated into percentage vote against and there were 200 shares which can not be calculated into percentage abstained from voting.

3. Finally, the shareholders were then asked to re-elect Mr. Chalaluck Bunnag as a director of the Company.

The Chairman asked the meeting if there were any questions. The shareholders acknowledged the minutes as presented without query.

Resolution The Shareholders approved, by votes of 3,106,463,107 shares or 100% of the shareholders who attended the meeting and cast their votes, to re-elect Mr. Chalaluck Bunnag as a director of the Company. There were 1,500 shares which can not be calculated into percentage vote against and there were 200 shares which can not be calculated into percentage abstained from voting.

After the resolution was announced, Mr. Vithit Leenutapong, Mr. Somchai Supphatada and Mr. Chalaluck Bunnag returned to the meeting room.

Item No. 8 To consider and approve the remuneration for the Company's Board of Directors for 2008

Mr. Somprasong Boonyachai, a member of the Remuneration Committee, informed the shareholders that, according to Clause 16 in the Company' s Articles of Association, all directors' remuneration must be approved at the shareholders meeting. The Board had agreed with the Remuneration Committee to consider directors' remuneration in a manner equitable with the market and industry standards, and commensurate with each member's responsibility and performance in order to attract, motivate and retain qualified people. The Board is of the opinion that the remuneration for the Chairman of the Board, independent directors and non-executive directors should be fixed at a total amount not exceeding Baht 20 million , an increase of Baht 5 million from the previous year. The remuneration consists of a monthly allowance, meeting allowance and bonus as detailed below:

Position	Monthly allowance (Baht) 2008 (the proposed year)			Monthly allowance (Baht) 2007		
	Monthly	Meeting allowance	Bonus	Monthly	Meeting allowance	Bonus
The Board of Directors						
Chairman	300,000	-	✓	300,000	-	✓
Member	75,000	25,000	✓	75,000	25,000	✓
Audit Committee						
Chairman	25,000	25,000	✓	15,000	25,000	✓
Member	-	25,000	✓	-	25,000	✓
Other committees						
Chairman	10,000	25,000	✓	-	25,000	✓
Member	-	25,000	✓	-	25,000	✓

- The Chairman of the Board shall receive a monthly allowance of Baht 300,000 and an annual bonus and shall not receive meeting allowance and any remuneration as for the position of Chairman or member of other committees.
- Directors shall receive a monthly allowance of 75,000 baht, annual bonus and a meeting allowance of Baht 25,000 for each board or sub-committee meeting;
- The Chairman of the Audit Committee shall receive a monthly allowance of Baht 25,000 and Chairman of other committees shall receive of Baht 10,000.
- Executive directors shall not receive any remuneration as members of the Board.

Mr. Somprasong Boonyachai, stated that the Board of Directors would be able to specify the details and conditions of the remuneration policy as it deems necessary. However, the total amount would not exceed Baht 20 million as proposed to the shareholders.

In 2007, the total remuneration paid to the Company's directors was Baht 14.62 million . The details were shown in the Annual Report for 2007, which had been sent to all shareholders before the meeting and can be found in Enclosure 2 (page 85-87).

The increase in the proposed directors' remuneration is due to the Company's policy to increase the number of non-executive directors couple with a rise in the number of meetings. The approval requested was the total amount to be payable that need to be paid upon actual meeting to be conducted.

The shareholders were then asked to approve the remuneration for the Company's Board of Directors in 2008.

The Chairman asked the meeting if there were any questions. The shareholders acknowledged the minutes as presented without query.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted. Without such intention, the resolution will be calculated based on the registered voting

Resolution The shareholders approved the remuneration of the Board of Director of the Company for 2008, by a vote of 3,106,464,807 shares or 100% of the shareholders who attends the meeting and were eligible to cast their votes. There were no objections or abstentions.

Item No. 9 Other business

The Chairman asked the meeting if there were any questions. Two people raised the following questions:

Two shareholders raised the questions below:

Shareholder (Mr. Pongsak Suekriangkri): The SET requires listed companies to maintain free floats of at least 15% of all shares. Has the Company implemented any measures to fix this problem?

Mr. Anek Pana-apichon Vice President – Finance & Accounting: The call market regulation concerning a free float of less than 15% was amended by the Stock Exchange of Thailand. The new regulation imposes is only a fine of Baht 1.6 million to be imposed in case that the Company has

a free float of less than 15% until May 2008. After that an additional fine that gradually increases every year if the Company still have free float less than 15%

Shareholder (Mr. Supoj Auechailertkul)	What is the reason for changing the name of Shin Satellite Plc. to Thaicom Plc.? Does it mean that the Company is planning to sell its stake in Thaicom Plc.?
Mr. Somprasong Boonyachai, Chairman of the Executive Committee	There were two reasons for changing the name of Shin Satellite to Thaicom. Firstly, Shin Satellite's business has expanded to telecommunications in Laos and Cambodia so it does not focus only on the satellite business it began operations with 16 to 17 years ago. The name "Shin Satellite Plc." represents only one aspect of its present business. Secondly, "Thaicom" was the honorable name bestowed by His Majesty the King on the first satellite so we thought it appropriate to use this name later on. Changing the name does not imply that we plan to separate Thaicom from the Company.

There was no other business proposed to the shareholders. The Chairman of the meeting expressed his sincere thanks to the shareholders for attending this shareholders' meeting. The meeting adjourned at 3:35 p.m.

- *(signed)* -

Dr. Virach Aphimeteetamrong

Chairman of the Meeting

Minutes prepared by

- *(signed)* -

Miss Leartsiree Nuntavisit

Remark : As some of the shareholders arrived at the meeting after it had begun, since Item No. 2 until the meeting adjourned, there were only 109 shareholders and proxies present, representing 3,106,464,807 shares or 97.17 % of the total issued shares.

Enclosure 2

The Annual Report of the Board of Directors and the Company's financial statements ended 31 December 2008



Enclosure 3

Pro forma interim financial statements (Cost Method) for the period start from 1 January to 9 April 2009



Shin Corporation Public Company Limited
Pro forma interim financial statements (Cost method)
For the period start from 1 January to 9 April 2009

Statements of Income (Million Baht)	**1 Jan - 9 Apr 2009**
	(Unaudited and unreviewed)
Revenues	
Dividends income	4,170
Other income	12
Total revenues	**4,182**
Expenses	
Selling and administrative expenses	71
Total expenses	**71**
Net profit for the period	**4,111**

Balance Sheets (Million Baht)	**As at 9 April 2009**
	(Unaudited and unreviewed)
Assets	
Cash, cash equivalents and current investments	1,635
Investments in subsidiaries, associates and jointly-controlled entities	12,502
Accured devidend income	4,170
Other assets	99
Total assets	**18,407**
Liabilities and shareholders' equity	
Total liabilities	**33**
Shareholders' equity	
Share capital	3,201
Premium on share capital	10,197
Retained earnings	
Legal reserve	500
Retained earnings - Unappropriated	4,476
Total shareholders' equity	**18,374**
Total liabilities and shareholders' equity	**18,407**

Enclosure 4

Information on auditors' profile



Enclosure 4

Information on Auditors' profile



Name Mr. Supot Singhasaneh

Name of firm KPMG Phoomchai Audit Ltd.

Work experience 36 Years

Current position
- Chairman of the KPMG Phoomchai Audit Practice, Thailand
- Advisor to Professional Practice Development, KPMG Phoomchai Audit Ltd.

Professional Qualification
- Certified Public Accountant – Thailand since 1973
- Licensed CPA approved by the Office of the Securities and Exchange Commission / The Bank of Thailand
- The Special Instructor, The Faculty of Commercial and Account, Thammasat University
- Accountancy Qualified Board Member, Thammasat University

Academic Qualification
- B.Sc. in Accountancy (Hon.), Thammasat University, Thailand.
- MBA Finance, Michigan State University, USA.

Experiences
- Chairman of the KPMG Phoomchai Audit Practice, Thailand
- Advisor to Professional Practice Development, KPMG Phoomchai Audit Ltd.
- Chairman, FAP Auditing Professions Committee
- Member of the Sub-Committee on the CPA Examination of the Federation of Accounting Professions (FAP) of Thailand.
- Board Member of the Federation of Accounting Professions (FAP) of Thailand
- Member of the Sub-Committee on the Qualifications Review of the CPAs, FAP
- Certified Public Accountant (Thailand), since 1973.

Contact

E-mail : ssinghasaneh@kpmg.co.th

Office : 02 6772111

Fax : 02 6772222

Enclosure 4

Information on Auditors' profile



Name Mr. Winid Silamongkol

Name of firm KPMG Phoomchai Audit Ltd.

Work experience 28 Years

Current position
- Lead Partner
- Partner In-Charge-Risk Management

Professional Qualification
- Certified Public Accountant – Thailand
- Licensed CPA approved by the Office of the Securities and Exchange Commission / The Bank of Thailand
- Member and licensed attorney at Laws of the Laws Council of Thailand.
- Member of the Federation of Accounting Professions of Thailand
- Member of the Lawyers' Association of Thailand
- Certified Public Accountant Testing Committee, the Federation of Accounting Professions of Thailand

Academic Qualification
- Master degree of Business Administration (Accounting), Thammasart University
- Bachelor degree of Accounting, Thammasart University
- Bachelor degree of Laws, Thammasart University
- Management/Professional programs/courses – Arthur Andersen and KPMG
- Advanced Senior Executive Program, Co-program-Sasin-Kellogg School of Management, Northwestern University

Experiences
- Lead Audit Partner – KPMG
- Country Risk Management Partner – KPMG
- Professional experience since 1980
- Exchange program at Arthur Andersen – Miami Office during 1989 - 1990

Contact

E-mail : winid@kpmg.co.th

Office : 02 6772144

Fax : 02 6772222

Enclosure 4

Information on Auditors' profile



Name Miss Somboon Supasiripinyo

Name of firm KPMG Phoomchai Audit Ltd.

Work experience 25 years

Current position Partner In Charge
The Professional Practice Department

Professional Qualification
- Certified Public Accountant of Thailand
- Licensed CPA approved by the Office of the Securities and Exchange Commission / The Bank of Thailand
- Member of Federation of Accounting Professions of Thailand
- Certified Public Accountant Testing Committee, Federation of Accounting Professions of Thailand
- The Presidential of Technical Accounting Profession Sub – Committee, Federation of Accounting Profession of Thailand
- First President of Technical Accounting Profession Sub-committee, the Federation of Accounting Professions of Thailand

Academic Qualification
- Bachelor of Accounting, Thammasat University
- Master of Accounting, Thammasat University

Experiences
- Partner, KPMG Phoomchai Audit, Ltd.
- Partner, KPMG Audit (Thailand), Ltd.
- Manager, KPMG Peat Marwick Suthee, Ltd.
- Asst. Auditor, Suthee Office

Contact

E-mail : somboon@kpmg.co.th

Office : 02 6772105

Fax : 02 6772222

Enclosure 4

Information on Auditors' profile



Name Mr. Charoen Phosamritlert

Name of firm KPMG Phoomchai Audit Ltd.

Work experience 22 years

Current position Audit Partner-in-Charge

Professional Qualification

- Director of Auditing Profession Committee, Federation of Accounting Professions of Thailand
- Fellow, Federation of Accounting Professions of Thailand
- Licensed CPA approved by the Office of the Securities and Exchange Commission / The Bank of Thailand
- Certified Public Accountant, Federation of Accounting Professions of Thailand
- Guest Speaker, Federation of Accounting Professions of Thailand
- Guest Speaker, The ASEAN Federation of Accountants

Academic Qualification

- Bachelor of Accounting, Bangkok University
- Master of Business Administration, Chulalongkorn University
- Senior Executive Program, Sasin Graduate Institute of Business Administration of Chulalongkorn University

Experiences

- Audit Partner – in – charge, KPMG Thailand
- Joined the firm since 1987

Contact

E-mail : charoen@kpmg.co.th

Office : 02 6772162

Fax : 02 6772222

Enclosure 5

Preliminary information on the retiring directors being proposed for re-election



Preliminary information on the retiring directors being proposed for re-election
Shin Corporation Public Company Limited



Dr. Virach Aphimeteetamrong

Age	65	
Title	Independent Director and Chairman of the Board of Directors	
Shareholding	None	
Relationship with management	None	
Highest level of education	Ph.D. Finance, University of Illinois, USA	
Governance Training from IOD	DAP: Directors Accreditation Program Class 2/2003	
Experience	2007 – Present	Chairman of the Board of Directors, Shin Corporation PLC Chairman of the Audit Committee, AIG Retail Bank PLC Member of the Audit Committee, Thai Ago Energy Co., Ltd.
	2004 – Present	Independent Director and Chairman of the Audit Committee, California Wow Xperience PLC Independent Director and Chairman of the Audit Committee, Bangkok Chain Hospital PLC Independent Director and Chairman of the Audit Committee, Asia Plus Securities PLC
	2003– Present	Director, TRIS Corporation Co., Ltd. Director, TRIS Rating Co., Ltd.
	2001 – Present	Independent Director, Shin Corporation PLC
	1995 – Present	Independent Director and Member of the Audit Committee, Metro Systems Corporation PLC
	1993 – Present	Director, Supalai PLC
	1988 – Present	Chairman, Dr. Virach and Associates Public Accounting Firm
	2006 – 2007	Chairman of the Audit Committee, Shin Corporation PLC
	2001 – 2006	Member of the Audit Committee, Shin Corporation PLC
	1999 – 2003	Dean Faculty of Commerce and Accountancy, Chulalongkorn University
Term of directorship	7 years and 5 months	
Criminal record in past 10 years	None	

Disqualifications

None
(Has not committed an offence against property or entered into a transaction which may have caused a conflict of interest with the Company over the last year.)

Holding a position of director/executive in other organizations

Other Listed Companies	7 companies: - Chairman of the Audit Committee, AIG Retail Bank PLC - Member of the Audit Committee, Thai Ago Energy Co., Ltd. - Independent Director and Chairman of the Audit Committee, California Wow Xperience PLC - Independent Director and Chairman of the Audit Committee, Bangkok Chain Hospital PLC - Independent Director and Chairman of the Audit Committee, Asia Plus Securities PLC - Independent Director and Member of the Audit Committee, Metro Systems Corporation PLC - Director, Supalai PLC
Other Organizations (non-listed companies)	2 companies: - Director, TRIS Corporation Co., Ltd. - Director, TRIS Rating Co., Ltd.
Position in other organizations that compete with/related to the Company	None

Having the following interests in the Company, parent company, subsidiaries, affiliates or any legal entities that have conflicts, at present or in the past 2 years

1. Being a director that take part in managing day-to-day operation, or being an employee, or advisor who receive a regular salary or fee	No
2. Being a professional service provider (i.e., auditor, lawyer)	No
3. Having the significant business relations that may affect the ability to perform independently	None

Meeting Attendance in 2008

Meeting	No. of meetings attended / Total meetings held	%
- Board Meeting	8/8	100
- Annual General Meeting of Shareholders for 2008	1/1	100

Preliminary information on the retiring directors being proposed for re-election
Shin Corporation Public Company Limited



Mr. Somprasong Boonyachai

Age	53
Title	Director, Chairman of the Group Executive Committee, Member of the Nomination and Governance Committee, Member of the Leadership Development and Compensation Committee, Member of the Strategic and Organizational Review Committee and Authorized Director
Shareholding	0.0000003%
Relationship with management	None
Highest level of education	Master Degree in Engineering, Asian Institute of Technology(AIT)
Governance Training from IOD	DCP: Directors Certification Program Class 65/2005 DAP: Directors Accreditation Program Class 30/2004

Experience

2008 - Present	Chairman of the Group Executive Committee, Shin Corporation PLC Vice Chairman of the Board of Director, Advanced Info Service PLC
2007 - Present	Director, Shin Corporation PLC
2006 – Present	Director, Thaicom PLC
2004 – Present	Director, Praram 9 Hospital Co., Ltd.
1997 – Present	Independent Director, Power Line Engineering PLC
2000 – 2008	Member of the Executive Committee, Shin Satellite PLC
1999 – 2008	Chairman of the Executive Committee, Advanced Info Service PLC
1994 -2008	Director, Advanced Info Service PLC
2004 – 2007	Member of the Executive Committee, CS LoxInfo PLC Director and Member of the Executive Committee, ITV PLC
2000 – 2007	Group Vice Chairman of the Group Executive Committee, Shin Corporation PLC
1997 – 1998	Vice Chairman of the Executive Committee - Wireless Communications, Shinawatra Group
1995 – 1996	Senior President, Advanced Info Service PLC
1994 – 1995	President, Advanced Info Service PLC
1993 – 1994	President, Shin Satellite PLC

1993 – 1993	President, Advanced Info Service PLC
1992 – 1993	Executive Vice President (Operation 4), Shinawatra Group

Term of directorship 1 year 11 months

Criminal record in past 10 years None

Disqualifications None
(Has not committed an offence against property or entered into a transaction which may have caused a conflict of interest with the Company over the last year.)

Holding a position of director/executive in other organizations

Other Listed Companies	1 companies: - Independent Director, Power Line Engineering PLC
Other Organizations (non-listed companies)	1 companies: - Director, Praram 9 Hospital Co., Ltd..
Position in other organizations that compete with/related to the Company	None

Having the following interests in the Company, parent company, subsidiaries, affiliates or any legal entities that have conflicts, at present or in the past 2 years

1. Being a director that take part in managing day-to-day operation, or being an employee, or advisor who receive a regular salary or fee	No
2. Being a professional service provider (i.e., auditor, lawyer)	No
3. Having the significant business relations that may affect the ability to perform independently	None

Meeting Attendance in 2008

Meeting	**No. of meetings attended / Total meetings held**	**%**
- Board Meeting	8/8	100
- Annual General Meeting of Shareholders for 2008	1/1	100
- Nomination and Governance Committee Meeting	2/2	100
- Leadership Development and Compensation Committee Meeting	5/5	100
- Strategic and Organizational Review Committee Meeting	2/2	100
- Executive Committee Meeting	16/17	94.11

Preliminary information on the retiring directors being proposed for re-election
Shin Corporation Public Company Limited



Mr. Arak Chonlatanon

Age	58
Title	Director, Member of the Executive Committee Member of the Strategic and Organizational Review Committee, Chairman of the Executive Committee – Media & New Business and Authorized Director
Shareholding	None
Relationship with management	None
Highest level of education	Bachelor Degree in Electronic Engineering, Chulalongkorn University
Governance Training from IOD	DCP: Directors Certification Program Class 106/2008 DAP: Directors Accreditation Program Class 48/2005
Experience	2007 – Present Director, Shin Corporation PLC Chairman of the Executive Committee-Media & New Business, Shin Corporation PLC 1998 – Present Member of the Executive Committee, Shin Corporation PLC 2000 – 2007 Chairman of the Executive Committee - E-Business and Others, Shin Corporation PLC 2001 – 2006 Director, Shin Corporation PLC 2000 – 2002 Member of the Executive Committee, Advanced Info Service PLC 1993 – 1998 President, Shinawatra International PLC 1991 – 1992 President, Advanced Info Service PLC
Term of directorship	1 year and 11 months
Criminal record in past 10 years	None
Disqualifications	None (Has not committed an offence against property or entered into a transaction which may have caused a conflict of interest with the Company over the last year.)

Holding a position of director/executive in other organizations

Other Listed Companies	None
Other Organizations (non-listed companies)	None
Position in other organizations that compete with/related to the Company	None

Having the following interests in the Company, parent company, subsidiaries, affiliates or any legal entities that have conflicts, at present or in the past 2 years

1. Being a director that take part in managing day-to-day operation, or being an employee, or advisor who receive a regular salary or fee	No
2. Being a professional service provider (i.e., auditor, lawyer)	No
3. Having the significant business relations that may affect the ability to perform independently	None

Meeting Attendance in 2008

Meeting	No. of meetings attended / Total meetings held	%
- Board Meeting	8/8	100
- Annual General Meeting of Shareholders for 2008	1/1	100
- Strategic and Organizational Review Committee Meeting	2/2	100
- Executive Committee Meeting	16/17	94.11

Enclosure 7

Definition and Qualifications of Independent Directors and Profiles of Independent Directors



Definition and Qualifications of Independent Directors

"Independent director" means a person who possesses the qualifications and requirements for independence stipulated in the Company's corporate governance policy (as established by the Board), and satisfies the criteria set out by the Capital Market Supervisory Board. The following conditions apply:

1) Not hold shares exceeding one half (0.5) percent* of the total number of voting rights of the Company, its parent company, subsidiary, affiliate or legal entity who may have a conflict of interest, including shares held by related persons of the independent director.

2) Not be nor have been an executive director, officer, employee, controlling person or advisor who receives a salary, of the Company, its parent company, subsidiary, same-level subsidiary, affiliate, or legal entity who may have a conflict of interest, unless the foregoing status ended not less than two (2) years prior to the date of appointment.

3) Not be a person related by blood or registration under law, such as a father, mother, spouse, sibling, or child, including spouses of children, executives, major shareholders, controlling persons, or persons to be nominated as executives or controlling persons of the Company or its subsidiaries.

4) Not have a business relationship amounting to over three (3) percent of the net tangible assets of the Company or twenty (20) million baht, whichever is lower, with the Company, its parent company, subsidiary, affiliate or legal entity who may have a conflict of interest, and neither be nor have been a major shareholder, non-independent director or executive of a legal entity having a business relationship with the Company, its parent company, subsidiary, affiliate or legal entity who may have a conflict of interest, unless the foregoing relationship ended not less than two (2) years prior to the date of appointment.

   The term "business relationship" shall have the same meaning as defined in the Notification of the Capital Market Supervisory Board Re: Application for and Approval of Offer for Sale of Newly Issued Shares. The value of the business relationship shall be calculated according to the method stipulated by the Capital Market Supervisory Board.

5) Neither be nor have been an auditor of the Company, its parent company, subsidiary, affiliate or legal entity who may have a conflict of interest, nor be a major shareholder, non-independent director, executive or partner of an audit firm which employs auditors of the Company, its parent company, subsidiary, affiliate or legal entity who may have a conflict of interest, unless the foregoing relationship ended not less than two (2) years from the date of appointment.

6) Neither be nor have been any professional advisor including a legal advisor or financial advisor who receives an annual service fee exceeding two (2) million baht from the Company, its parent company, subsidiary, affiliate or legal entity who may have a conflict of interest, and neither be nor have been a major shareholder, non-independent director, executive or partner of the professional advisor unless the foregoing relationship ended not less than two (2) years from the date of appointment.

7) Not be a director who has been appointed as a representative of the Company's director, major shareholder or shareholders who are related to the Company's major shareholder.

8) Not have any characteristics which make him or her incapable of expressing independent opinions with regard to the Company's business affairs.

* Remark: This requirement is stricter than the regulation of the Capital Market Supervisory Board, which stipulates a maximum of one (1) percent.

Profile of an Independent Director

Mr. Somchai Supphatada



Age	49	
Title	Independent Director and Chairman of the Audit Committee	
Shareholding	None	
Relationship with management	None	
Highest level of education	Master's Degree in Professional Accounting, University of Texas, Austin, USA	
Governance training from IOD	DCP: Directors Certification Program Class 100/2008 DAP: Directors Accreditation Program Class 56/2006	
Experience	Present	Independent Director and Chairman of the Audit Committee, Shin Corporation Plc Asst. Prof., Department of Accounting, Faculty of Commerce and Accountancy, Thammasat University Associate Dean - Finance and Planning, Faculty of Commerce and Accountancy, Thammasat University Member of Accounting Standards Setting Committee, Federation of Accounting Professions, Thailand
	2006 – 2007	Member of the Audit Committee, Shin Corporation Plc
	2000 – 2002	Chairperson, Department of Accounting, Faculty of Commerce and Accountancy, Thammasat University
	1999-2001	Associate Director, Thammasat University Research & Consultancy Institute (TU-RAC)
	1995 – 1998	Director, MBA Program, Faculty of Commerce and Accountancy, Thammasat University
Business address	Shinawatra Tower 1, 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400	
Term of directorship	2 years and 9 months	
Criminal record in past 10 years	None	
Disqualifications	None (Has not committed any offence against property or entered into a transaction which may have caused a conflict of interest with the Company over the last year.)	
Conflict of interest in this meeting	A director is considered a connected person in the item 8 : To consider and approve the remuneration of the Company's Board of Directors for 2009.	

Profile of an Independent Director

Mr. Vithit Leenutapong



Age	53
Title	Independent Director Member of the Audit Committee Member of the Nomination and Governance Committee Member of the Leadership Development Compensation Committee and Member of the Strategic and Organizational Review Committee
Shareholding	None
Relationship with management	None
Highest level of education	Master's Degree in Business Administration, University of Southern California, USA
Governance training from IOD	RCC: Role of the Compensation Committee Class 7/2008 ACP: Audit Committee Program Class 5/2005 DCP: Directors Certification Program Class 16/2002

Experience

2005 – Present	President, Thai Yarnyon Co., Ltd. Vice Chairman, Yontrakit Group Director, Yontrakit Volkswagen Marketing Co., Ltd. Director, Saha Thai Steel Pipe Plc Director, The Queen's Gallery Director, the Bangkok Bank Foundation
2001 – Present	Independent Director and Member of the Audit Committee, Shin Corporation Plc
1999 – Present	Director, Worldclass Rent-a-Car Co., Ltd.
2002 – 2007	Director, German - Thai Chamber of Commerce
2005 – 2006	Chairman of the Board of Directors, the Government Pharmaceutical Organization
2002 – 2004	Management Board, Airports of Thailand Plc
2001	Management Board, Thai Airways International Plc
1995 – 2000	Independent Director and Member of the Audit Committee, Advanced Info Service Plc
1996 – 1997	Board of Directors, Expressway and Rapid Transit Authority of Thailand

Business address Shinawatra Tower 1, 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400

Term of directorship 8 years and 5 months

Criminal record in past 10 years	None
Disqualifications	None (Has not committed any offence against property or entered into a transaction which may have caused a conflict of interest with the Company over the last year.)
Conflict of interest in this meeting	A director is considered a connected person in the item 8 : To consider and approve the remuneration of the Company's Board of Directors for 2009.

Profile of an Independent Director

Mr. Chalaluck Bunnag



Age	61
Title	Independent Director and Member of the Audit Committee
Shareholding	None
Relationship with management	None
Highest level of education	Master's Degree in Industrial Administration, Carnegie-Mellon University, USA Master's Degree in Civil Engineering, Oklahoma State University, USA
Governance training from IOD	DAP: Directors Accreditation Program Class 5/2003
Experience	2007 – Present Independent Director and Member of the Audit Committee, Shin Corporation Plc 2005 – Present Advisor, The Siam Cement Plc Advisor, Siam Yamato Steel Co., Ltd. Advisor, CPB Equity Co., Ltd. Chairman of the Board of Directors, Siam Lemmerz Co., Ltd. Director, Siam Aisin Co., Ltd. Director, Michelin Siam Group Co., Ltd. Director, Thai Tokai Carbon Product Co., Ltd. 2002 – 2005 Chairman of the Board of Directors, Siam AT Industry Co., Ltd. Chairman of the Board of Directors, The Nawaloha Industry Co., Ltd. Chairman of the Board of Directors, The Siam Nawaloha Foundry Co., Ltd. Chairman of the Board of Directors, Thai Engineering Products Co., Ltd. Chairman of the Board of Directors, Siam Asahi Glass Co., Ltd. Chairman of the Board of Directors, Siam Furukawa Co., Ltd. Chairman of the Board of Directors, The Siam Kubota Industrial Co., Ltd. Chairman of the Board of Directors, Siam Toyota Manufacturing Co., Ltd. Director, The Siam United Steel (1995) Co., Ltd. Director, Toyota Motor Thailand Co., Ltd. Director, Millennium Steel Plc

	Director, Pheonix Pulp & Paper Plc
	President, Cementhai Holding Co., Ltd.
1995 – 2002	Vice President, The Siam Cement Plc
1987 – 1995	Managing Director, Siam Tyre Co., Ltd.
1982 – 1987	Maketing Division, The Siam Cement Co., Ltd.
1979 – 1982	Planning & Project, The Siam Cement Co., Ltd.

Business address	Shinawatra Tower 1, 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400
Term of directorship	1 year and 8 months
Criminal record in past 10 years	None
Disqualifications	None (Has not committed any offence against property or entered into a transaction which may have caused a conflict of interest with the Company over the last year.)
Conflict of interest in this meeting	A director is considered a connected person in the item 8 : To consider and approve the remuneration of the Company's Board of Directors for 2009.

Enclosure 8

Explanation of documents to identify shareholders or their proxies who are eligible to attend the meeting and vote



Explanation of documents to identify shareholders or their proxies who are eligible to attend the meeting and vote

The Company shall convene the 2009 Annual General Meeting of Shareholders on April 10, 2009 at 10.00 a.m. at Auditorium, 9th Floor, Shinawatra 3, No. 1010 Vibhawadi Rangsit Road, Khwaeng Chatuchak, khet Chatuchak, Bangkok 10900. In this connection, the Company shall proceed registration with a Barcode system so as to promote transparency, fairness and benefits for shareholders. The Company considers appropriate to impose procedures on review of documents and evidence identifying shareholders and proxies eligible to register, attend and vote at the Meeting as follows:

1. Proxy Form

The Department of Business Development, the Ministry of Commerce issued an announcement Re: Prescription of a Proxy Form (No. 5) B.E. 2550; the Company, therefore, has prepared three proxy forms as shown in the enclosure 6 for shareholders who cannot attend the Meeting and a proxy may be appointed to the other person or any independent director. The proxy forms are as follows:

- Proxy Form A (General Appointment)
- Proxy Form B (Specific Voting Appointment)
- Proxy Form C (Only foreign shareholders as registered in the registration book who have custodian in Thailand)

In the event shareholder wishes more Proxy Forms, please downloaded from the Company Website: www.shincorp.com. In all cases, please bring the Barcode Registration Form as shown in the enclosure 12 on the date of Meeting.

2. Proxy

Shareholder who unable to attend the Meeting may appoint a person as your Proxy according to the following procedures:

1. Complete **only one of above Proxy Forms** as follows:
   1.1 General Shareholder shall select one of either Form A or Form B.
   1.2 Shareholders listed in the share register book as Foreign Investors (who appointed the Custodian in Thailand to supervise their shares) can select one of three Proxy Forms (Form A, Form B or Form C).

2. Authorize a person as you wish or an Independent Director as shown in the enclosure 7 to attend and vote at the Meeting on your behalf by specifying the name details of a person to be your Proxy

3. Affix the 20 Baht of stamp duty with specifying the date of Proxy Form across such stamp duty. For your convenience, the Company will facilitate in affixing the stamp duty when registration to attend the Meeting

Allocation of shares to several Proxies to vote in the Meeting is not allowed. The Shareholder has to authorize the Proxy to cast the votes only for all the shares held by it. Authorization of vote less than the total number of holding shares is not allowed except for the Custodian appointed by the Foreign Investor in accordance with Proxy Form C.

3. Documents to be produced prior to the Meeting

Person

1. Personal attendance: ID Card, Civil Servant Card, or Driving License supported by any documents in case of change thereto; please also bring the Barcode Registration Form as shown in the enclosure 12 on the date of the Meeting
2. Proxy:

   - any Proxy Form (either Form A or Form B) duly filled in and signed by shareholder and proxy;
   - copies of ID Card, Civil Servant or Driving License duly certified by shareholder and proxy;
   - copy of ID Card, Civil Servant or Driving License duly certified by proxy at point of registration.

   For your convenience in registration, please also bring the Barcode Registration Form as shown in the enclosure 12 on the date of the Meeting.

Juristic Person

1. Personal attendance by director

   - any Proxy Form (either Form A or Form B) duly filled in and signed by shareholder and proxy;
   - copy of a company certificate duly certified by authorized director(s) containing particulars that director(s) attending the Meeting is(are) duly authorized;
   - copy(ies) of ID Card or others issued by competent authorities duly certified by such director(s).

   For your convenience in registration, please also bring the Barcode Registration Form as shown in the enclosure 12 on the date of the Meeting.

2. Proxy

   - any Proxy Form (either Form A or Form B) duly filled in and signed by authorized director(s) of shareholder and proxy;

- copy of a company certificate duly certified by authorized director(s) containing particulars that director(s) affixing signature(s) on the Proxy Form is(are) duly authorized;
- copy (ies) of ID Card or others issued by competent authorities to director(s) who is(are) director(s) duly certified by him/her/them;
- copies of ID Card or others issued by competent authorities to proxy duly certified together with originals thereof at point of registration.

For your convenience in registration, please also bring the Barcode Registration Form as shown in the enclosure 12 on the date of the Meeting.

3. Custodian appointed as depositary by foreign investors

3.1 documents as under juristic person 1 and 2 shall be prepared by selecting one of any Proxy Form (either Form A, Form B or Form C);

3.2 in the event custodian has been authorized to sign on proxy, the following documents shall be produced:
- a power of attorney appointing such custodian to sign on proxy;
- a confirmation letter that signatory has been licensed to engage in custodian business.

For your convenience in registration, please also bring the Barcode Registration Form as shown in the enclosure 12 on the date of the Meeting. If an original document is not made in Thai, please attach the Thai translation duly certified by director(s) of such juristic person.

4. Registration

The Company shall proceed with registration two hours prior to the Meeting time or from 8.00 a.m., Friday, April 10, 2009 at the venue with a map attached to the Notice.

5. Casting Votes Criteria

General agenda

1. A vote in each agenda shall be counted by voting as indicated in the shareholder registration or ballots distributed to the shareholders before the meeting on the condition that each share constitutes one vote. Shareholders shall only vote for: agree, disagree or abstain while splitting of votes is not allowed, except in the case of custodian.

2. Proxy:

2.1 For specific voting appointment, Proxy shall cast a vote only as specified in the Proxy; non-compliance of direction shall not constitute a valid vote by shareholders. Vote of the Proxy in any Agenda which is not in accordance with this Form of Proxy shall be invalid and shall not be the vote of the Shareholder

2.2 For general appointment, In the event no instruction has been specified, or instruction is not clear on the Proxy on each agenda, or the Meeting considers or votes on any issue (other than those specified on the Proxy) or there would be any amendment or addition in facts, then proxy shall have discretion to consider and vote as appropriate.

Director agenda

According to Article 17 of the Company's Articles of Association, the Meeting of shareholders shall elect directors in accordance with the rules and procedures as follows:

1. Every shareholder shall have one vote for each share of which he/she is the holder;

2. Each shareholder may exercise all the votes he/she has under 1. above to elect one or several director(s). In the event of electing several directors, he/she shall not be entitled toallot his votes to elect each director.

3. The persons receiving the highest votes in their respective order of the votes shall be elected as directors at the number equal to the number of directors required at that time. In the event of an equality of votes among the persons elected in order of respective high numbers of votes, which number exceeds the required number of directors of the Company at that time, the Chairman of the Meeting shall be entitled to a second or casting vote.

According to the AGM guidelines for According to the AGM guidelines for good governance, on the item no. 7, To consider and approve the appointment of directors to replace those who will retire by rotation in 2009, the Company' s officers collected all ballots from the shareholders (whether it specifies approve, disapprove or abstain) to calculate the votes. All ballots were collected by the Company's officers in order to conclude the resolution.

6. Procedures on Casting Votes

Chairman of the Meeting or officer shall explain casting vote procedure before commencement of the Meeting. Officers of the Company shall count and sum up votes on each agenda based on a Barcode duly affixed. Results on each agenda shall be announced before the Meeting is ended.

The Company will arrange to have the inspector (who is an external legal counsel) for examine procedures on casting vote in the Meeting to ensure our transparency and compliance with the laws and Company's articles of association.

Enclosure 9

The Company's Articles of Association in relation to the Annual General Meeting of Shareholders



The Company's Articles of Association in relation to the Annual General Meeting of Shareholders

Shareholders Meeting

Article 30. The board of directors shall arrange for an Annual Ordinary Meeting of shareholders within 4 months from the last day of the fiscal year of the Company.

The meeting of shareholders other than that in the first paragraph shall be called the Extraordinary Meetings.

The board of directors may summon an extraordinary meeting of shareholders whenever the Board think appropriate. The shareholders holding shares altogether at not less than one-fifth of the total number of shares sold or not less than 25 shareholders holding shares altogether at not less than one-tenth of the total number of shares sold may submit their names in a letter requesting the board of directors to summon an Extraordinary Meeting of Shareholders at any time but they shall give express reasons for such request in the said letter. In such case, the Board of Directors shall arrange for the meeting of shareholders to be held within one month from the date of receipt of such request from the shareholders.

Article 31. In summoning for a Meeting of Shareholders, the Board of Directors shall send notice of the meeting specifying the place, date, time, agenda of the meeting and the subject matter to be submitted to the meeting together with reasonable details and shall deliver the same to the shareholders and the Registrar for reference not less than 7 days before the meeting. Besides, the notice of the meeting shall also be announced in a newspaper for not less than 3 days before the meeting.

Article 32. The Meeting of Shareholders must be attended by shareholders or proxies (if any) not less than 25 in number or not less than a half of total number of shareholders and have an aggregate number of shares not less than one-third of all shares sold to constitute a quorum.

In the event at any Meeting of Shareholders, after one hour from the time fixed for the meeting commencement, the number of shareholders present is still not enough to form a quorum as required, if such meeting of shareholders was requested for by the shareholders, such meeting shall be revoked. If such meeting of shareholders was not called for by the shareholders, the meeting shall be called for again and in the latter case notice of the meeting shall be delivered to shareholders not less than 7 days before the meeting in which no quorum is required.

Article 34. The Resolution of the Meeting of Shareholders shall be supported by the following votes:

(1) In a normal case, by the majority vote of the shareholders who attend the meeting and have the right to vote. In case of an equality of vote, the chairman of the meeting shall be entitled to a casting vote.

(2) In the following cases, by a vote of not less than three-fourths of the total number of shareholders present at the meeting and entitled to vote:

a. The sale or transfer of whole or essential parts of business of the Company to other persons.

b. The purchase or acceptance of transfer of businesses of other companies or private companies to the Company's own.

c. Entering into, amending or terminating the contract relating to the leasing out of business of the Company in whole or in essential parts; the assignment to anyone else to manage the businesses of the Company or the amalgamation of the businesses with other persons with an objective to share profit and loss.

d. Amendment of the memorandum of association or articles of association.

e. Increase or reduction of the capital of the Company or the issuance of debentures.

f. The amalgamation or liquidation of the Company.

Proxy and Voting

Article 33. At a meeting of shareholders, the shareholder may appoint any other person who is sui juris as proxy present and voting on his behalf. The proxy form must be dated and signed by the principal and according to the form as prescribed by the Registrar.

The proxy form must be submitted to the Board Chairman or other person designated by the board chairman at the meeting place before the proxy attending the meeting.

Directors' Qualifications, Election and Rotation of Directors

Article 16. The Company shall have a board of directors comprising at least five directors, and not less than a half of the total number of directors shall have residence within the Kingdom of Thailand and must have legal qualifications.

The directors of the Company shall be entitled to receive remuneration such as salary, meeting allowance, allowance for food and other expenses and bonus.

Article 17. The Meeting of Shareholders shall elect the Board of Directors in accordance with the rules and procedures as follows:

(1) Every shareholder shall have one vote for each share of which he is the holder;

(2) Each shareholder may exercise all the votes he has under the (1) above to elect one or several persons as directors. In the event of electing several persons as directors, he may not allot his votes to any such person unequally;

(3) the persons receiving the highest votes in their respective order of the votes shall be elected as directors at the number equal to the number of directors required at that time. In the event of an equality of votes among the persons elected in order of respective high numbers of votes, which number exceeds the required number of directors of the Company at that time, the Chairman of the meeting shall be entitled to a second or casting vote.

Article 18. At every Annual Ordinary Meeting, one-third of the directors, or if their number is not a multiple of three, then the number nearest to one-third must retire from office.

The director to retire during the first and the second years following the registration of the Company shall be drawn by lots. In every subsequent year, the directors who have been longest in office shall retire. A retiring director is eligible for re-election.

Article 23. Directors may or may not be shareholders of the Company.

Auditor

Article 36. The Company shall arrange for the preparation and keeping of accounts as well as the audit thereof in accordance with the law governing such, and shall make a balance sheet and a statement of profit and loss at least once every twelve months which is the accounting period of the Company and submit the same to the Meeting of Shareholders in its annual meeting for approval.

Article 42. The auditor has the duty to attend every meeting of shareholders whenever it is held to consider the balance sheet, the statement of loss and profit and problems concerning the accounts of the Company in order to give explanations to shareholders about the auditing of accounts and the Company shall also send to the auditor the reports and documents that should be sent to shareholders in the meeting of shareholders.

Dividend Payment

Article 38. No dividends shall be paid otherwise than out of profits. In case the Company still sustains an accumulated loss, no dividends shall be paid.

Dividends shall be distributed according to the number of shares in equal number for each share.

The Board of Directors may pay interim dividends to shareholders at each time they consider that the Company has an appropriate profit and inform shareholders at the subsequent meeting.

Payment of dividends shall be made within one month from the date the resolution is passed by the meeting of shareholders or by the meeting of the Board of Directors, as the case may be. The notice of such payment must be announced in a newspaper within one month from the date the resolution is passed by the Meeting of Shareholders or by the Board of Directors, as the case may be.

The full version of the Company's Articles of Association will be found on the Company's website, www.shincorp.com

Enclosure 10

Procedures for attending the meeting



Procedures for attending of the 2009 Annual General Meeting of Shareholders Shin Corporation Public Company Limited On April 10, 2009

Shareholders of
Shin Corporation Public Company Limited

The Company use Barcode System for Meeting Registration

Attending in Person

Report to registration desk (open at 8.00 a.m.)

- Showing ID Card
- Registration with Barcode Form

Voting by Proxy

Report to registration desk at 8.00 a.m.

Review the proxy

- Proxy with supporting document
- Barcode Registration Form
- Certified copies of grantor and grantee' ID cards

Signing in Registered Document

Receive ballot cards

Attend the meeting

The meeting will be opened by the chairman At 10.00 a.m.

The agenda will be proposed by the chairman item by item

An inspector (an external lawyer will be present to observe the voting procedures in order to ensure they are transparent and in compliance with the Company's articles of association and all related laws and regulations)

Shareholders who would like to vote against or abstain from voting on any item on the agenda should raise their hands and express their intention

The ballot will be collected by the Company's officers from the shareholders mentioned above

The result of the vote will be announced to the meeting y the chairman.

***Please return the ballot for every item on the agenda to the Company's officers when the meeting is finished.**

Enclosure 11

A map showing the location of the meeting



Location Map of Shinawatra Tower 3

There are 2 entrances
1. Vibhawadi Rangsit Road
2. Phahol Yothin Road



Kaselsart University
To Don Muang International Airport
Ngamvongwan Road
Viphavadi Hospital
Major Cineplex
Ratchadaphisek Road
SCB Park
Soi 21
ISUZU
SHINAWATRA TOWER III
Elephant Building
Phaholyothin Road
Thansettakij
Central Grand Plaza Hotel & Department Store
Ladprao Road
Thai Airways Int'l
Don Muang Tollway
To Din Daeng Expressway
VIPHAVADI RANGSIT ROAD
PTT. Headquaters
Chatuchak Park
BTS Sky Train Station
Sirikit Park
Sunday Market
Expressway

Auditorium, 9th Floor, Shinawatra Tower 3
1010 Vibhawadi Rangsit Road, Chatuchak, Bangkok
Tel. 02-949-2000

Vibhawadi Rangsit Road : Bus no. 3, 29, 52 Air condition bus no. 10, 29
Phahol Yothin Road : Bus no. 27, 39, 59 Air condition bus no. 39

Enclosure 11